SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 13, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                              THIRD QUARTER REPORT

The Third Quarter 2001 Report of UBS AG follows the signature page of this form 6-K.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth UBS AG's ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

                              For the
                              quarter
                              ended              For the year ended
                              ---------  --------------------------------------
                               9.30.01   12.31.00  12.31.99  12.31.98  12.31.97
International Accounting
 Standards ("IAS") (1),(2)        1.10       1.23      1.25      1.11      0.95

U.S. Generally Accepted
Accounting Principles
("GAAP") (1),(3)                             1.15      1.14      0.80

------
1. The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for the year ended December 31, 1997 and the quarter ended September 30, 2001 as a GAAP reconciliation was not required for those periods.

2. The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1997 was CHF 851 million.

3. The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1998 was CHF 5,319 million.


                                     EXHIBIT

The following document is furnished herewith for the purpose of adding it to the registration statement of UBS AG on Form F-3 (registration number 333-46930). The exhibit number cited is the number the exhibit would be assigned as exhibit to such registration statement.

Exhibit
Number    Description
-------   --------------

12.1      Statement regarding ratio of earnings to fixed charges

                           INCORPORATION BY REFERENCE



     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        UBS AG



                                        By:    /s/ Robert Dinerstein
                                            ------------------------
                                             Name:  Robert Dinerstein
                                             Title  Managing Director

                                        By:   /s/ Robert Mills
                                            --------------------
                                             Name:  Robert Mills
                                             Title: Managing Director



Date: November 13, 2001

[LOGO} UBS



                         Third Quarter
                         2001 Report.



                         -------------
                           UNAUDITED
                         -------------

---------
UNAUDITED
---------

UBS Group
Financial Highlights

                                                     Quarter ended                      % change from       Year-to-date
----------------------------------------------------------------------------------------------------------------------------
CHF million, except where indicated                   30.9.01    30.6.01    30.9.00     2Q01       3Q00   30.9.01    30.9.00
----------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                        8,704      9,881      8,545      (12)         2    28,652     27,102
Operating expenses                                      7,418      8,024      5,842       (8)        27    23,314     18,839
Operating profit before tax                             1,286      1,857      2,703      (31)       (52)    5,338      8,263
Net profit                                                903      1,385      2,075      (35)       (56)    3,867      6,343
Cost/income ratio(%)(1)                                  83.6       80.6       69.5                          80.3       70.1
Cost/income ratio before goodwill(%)(1,2)                79.9       77.2       68.0                          76.9       68.6
----------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                              0.72       1.10       1.72      (35)       (58)     3.05       5.35
Basic earnings per share before goodwill(2,3)            0.97       1.37       1.82      (29)       (47)     3.83       5.69
Diluted earnings per share(3)                            0.65       1.06       1.70      (39)       (62)     2.82       5.29
Diluted earnings per share before goodwill(2,3)          0.90       1.33       1.80      (32)       (50)     3.59       5.63
----------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity(4)                                                                            12.0       26.9
Return on shareholders' equity before goodwill(2,4)                                                          15.1       28.6
----------------------------------------------------------------------------------------------------------------------------
                                                                                       % change from
CHF million, except where indicated                                                    -------------
As at                                                 30.9.01    30.6.01   31.12.00  30.6.01   31.12.00
----------------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                        1,135,599  1,232,492  1,087,552       (8)         4
Shareholders' equity                                   43,857     44,193     44,833       (1)        (2)
----------------------------------------------------------------------------------------------------------------------------
Market capitalization                                  95,521    109,095    112,666      (12)       (15)
----------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%)(5)                                            11.8       10.6       11.7       11          1
Total BIS (%)                                            15.5       14.2       15.7        9         (1)
Risk-weighted assets                                  257,249    292,347    273,290      (12)        (6)
----------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                           2,280      2,559      2,452      (11)        (7)
----------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                   70,902     70,946     71,076        0          0
Long-term ratings
Fitch, London                                             AAA        AAA        AAA
Moody's, New York                                         Aa2        Aa2        Aa1
Standard & Poor's, New York                               AA+        AA+        AA+
----------------------------------------------------------------------------------------------------------------------------

Earnings adjusted for significant financial events and before goodwill(2,7)

                                                              Quarter ended              % change from      Year-to-date
----------------------------------------------------------------------------------------------------------------------------
CHF million, except where indicated                   30.9.01    30.6.01    30.9.00     2Q01       3Q00   30.9.01    30.9.00
----------------------------------------------------------------------------------------------------------------------------
Operating income                                        8,704      9,881      8,545      (12)         2    28,652     27,102
Operating expenses(2)                                   7,094      7,683      5,716       (8)        24    22,321     18,238
Operating profit before tax(2)                          1,610      2,198      2,829      (27)       (43)    6,331      8,864
Net profit(2)                                           1,227      1,726      2,201      (29)       (44)    4,860      6,899
----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio(%)(1,2)                                79.9       77.2       68.0                          76.9       67.9
Basic earnings per share(CHF)(2,3)                       0.97       1.37       1.82      (29)       (47)     3.83       5.82
Diluted earnings per share(CHF)(2,3)                     0.90       1.33       1.80      (32)       (50)     3.59       5.76
----------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity(%)(2,4)                                                                       15.1        9.1
----------------------------------------------------------------------------------------------------------------------------

(1)  Operating expenses/operating income before credit loss expense.
(2)  Excludes the amortization of goodwill and other intangible assets.
(3)  For EPS calculation, see Note 9 to the Financial Statements.
(4)  Annualized Net profit/average shareholders' equity excluding dividends.
(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.
(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,150, 2,080 and 1,839 for 30 September 2001, 30 June 2001 and 31 December
     2000, respectively.
(7)  Details of significant financial events can be found in the Group Review.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

---------
UNAUDITED
---------



     Contents

     2    Shareholders' Letter

     5    Group Review

     14   UBS Switzerland

     23   UBS Asset Management

     27   UBS Warburg

     37   Corporate Center

          Financial Statements

     38   UBS Group Income Statement
     39   UBS Group Balance Sheet
     40   UBS Group Statement of Changes in Equity
     41   UBS Group Statement of Cash Flows
     42   Notes to the Financial Statements

     49   UBS Registered Shares



Interactive Third Quarter
2001 Report
An interactive version of this report can be viewed online in the Third Quarter 2001 Results section of the UBS Investors & Analysts website:
www.ubs.com/investors.

Other reports

All UBS's financial reporting is available on the internet at:
www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL,
P.O. Box, CH-8098 Zurich, Switzerland.
E-mail: sh-iz-ubs-publikationen@ubs.com.

Financial Calendar
--------------------------------------------------------------------------------
Publication of fourth quarter 2001 results  Thursday, 14 February 2002
--------------------------------------------------------------------------------
Publication of Annual Report 2001           Thursday, 14 March 2002
--------------------------------------------------------------------------------
Annual General Meeting                      Thursday, 18 April 2002
--------------------------------------------------------------------------------
Publication of first quarter 2002 results   Tuesday, 14 May 2002
--------------------------------------------------------------------------------

UBS Investor Relations
--------------------------------------------------------------------------------
Hotline:+4112344100
E-mail:sh-investorrelations@ubs.com                    Web:www.ubs.com/investors
--------------------------------------------------------------------------------

Zurich                                      New York
--------------------------------------------------------------------------------
Christian Gruetter   +41 1 234 4360         Richard Feder        +1 212 713 6142
--------------------------------------------------------------------------------
Dominik von Arx      +41 1 234 4307         Christopher McNamee  +1 212 713 3091
--------------------------------------------------------------------------------
Mark Hengel          +41 1 234 8439
--------------------------------------------------------------------------------
Charles Gorman       +41 1 234 2733
--------------------------------------------------------------------------------
Fax                  +41 1 234 3415         Fax                  +1 212 713 1381
--------------------------------------------------------------------------------

UBS AG                                   UBS Americas Inc.
Investor Relations G41B                  Investor Relations
P.O. Box                                 1285 Avenue of the Americas, 14th Floor
CH-8098 Zurich                           New York, NY 10019
Switzerland                              USA
--------------------------------------------------------------------------------

---------
UNAUDITED
---------

Shareholders' Letter
13 November 2001

                              Shareholders' Letter

[Photo]

Dear Shareholders,

We were profoundly shocked and saddened by the terrorist attacks in the United States on 11 September 2001 and by the scale of the personal tragedy involved. Our thoughts and deepest sympathies are with the injured and with all of the families, friends and colleagues of the victims. In particular, we honor the memory of the five UBS employees who lost their lives. As a financial sign of solidarity, UBS has contributed USD 5 million to support the relief efforts. Many individual staff have also made additional contributions to our humanitarian relief fund, or taken part in volunteer work following the attacks.

     UBS was fortunate to suffer no direct damage to property or systems. We were therefore able to make space available in our buildings to some of the displaced firms, and to contribute actively to the work which allowed US stock markets to open again so soon after the disaster. We are proud of the successful efforts of our crisis management teams worldwide, and particularly in the US.

     Short-term risks were carefully controlled. As one of the best capitalized and most liquid financial institutions in the world, UBS suffered no funding problems, and was in a position to provide liquidity to clients and other major financial institutions on a selected basis. The events of 11 September and their aftermath have, however, had some negative consequences for our revenues. The closure of US equity markets for four days led directly to lost transaction revenues, particularly in UBS PaineWebber. Asset prices have not completely recovered from the declines following the attacks, and this will feed through into lower asset based revenues in asset management and private client businesses next quarter. More generally, the effect of the unstable geopolitical environment on consumer and investor confidence, and hence on the performance of key world economies, has been to increase volatility and uncertainty in the world's financial markets. These challenging conditions, although by no means insurmountable, may continue to have a negative impact on the global financial services industry and, as a result, on UBS.

     UBS has responded to the terrorist attacks in the US with heightened scrutiny of client lists and with other targeted internal measures. Our immediate objective has been to re-check accounts and transactions to ensure that UBS has no direct or indirect relationships with persons or companies responsible for the attacks on America or for other terrorism-related activities. UBS remains committed to Switzerland's money laundering regulations, which are among the most stringent in the world, and to active cooperation with law enforcement organizations in the fight against terrorism.

     Swissair The effect of the terrorist attacks and their aftermath on the travel industry precipitated the financial crisis that led SAir Group, the parent company of Swissair, to seek protection from its creditors in early October. With a network of businesses across the globe, UBS has good reason to value frequent and convenient international connections with Switzerland. At the same time, as corporate Switzerland's biggest advisor and lender and as manager of much of Switzerland's private wealth, UBS has a clear concern to mitigate the effects of SAir Group's problems on the Swiss economy. This is why we are pleased that efforts to build a new Swiss airline have progressed, and why we have underwritten our concern with a significant financial commitment - despite the obvious risks.

     Through its role in the separation of Crossair from the rest of the SAir Group, UBS was actively involved in the initial stages of the rescue plan,

---------
UNAUDITED
---------
                                                            Shareholders' Letter
                                                                13 November 2001

and has since worked closely to support the further efforts of the government and the management of the new airline. Swissair's collapse is unique in Swiss commercial history, both in terms of the suddenness and the scale of the potential redundancies and damage to local and national economies. It therefore required a unique response, with social and economic concerns ranking alongside purely commercial motives.

Third quarter results

UBS recorded a net profit after tax of CHF 903 million in the quarter. Market conditions throughout third quarter were challenging, with slowing economies worldwide and continuing weakness in securities markets. Pre-goodwill, profit was 29% lower than last quarter and 44% less than achieved in the more favorable markets of third quarter 2000. In particular, the same period last year benefited from significant credit loss recoveries which are unlikely to be repeated. At the same time, conditions for equity trading, which was so successful in 2000, were weak. Against this background, our client businesses remain solid and well positioned for an improvement in economic conditions, with strong market share and comparatively stable revenues.

     Pre-goodwill, the Group's annualized return on equity for the year to date was 15.1%, within our target range of 15-20% across periods of varying market conditions. On the same basis, basic earnings per share decreased 47% to CHF
0.97 from CHF 1.82 in third quarter 2000. Despite costs standing at their lowest level this year, the pre-goodwill cost/income ratio rose to 79.9% from 68.0% in third quarter 2000, reflecting disrupted transaction revenues, the influence of the relatively high cost/income ratio typical of UBS PaineWebber's business, and the effect of poor equity trading conditions.

     The ability of our asset gathering businesses to generate continued net new money demonstrates the strength of our client relationships and the value investors place on quality advice. Net new money for the quarter was CHF 34.9 billion, with positive inflows in all our businesses, bringing the total inflow for the year to CHF 80.3 billion. Total invested assets at the end of September were CHF 2.28 trillion, a decline of 11% over the quarter, due to sharp declines in markets world-wide and the 10% fall in the value of the US dollar against the Swiss franc.

Business Group  highlights

The Private and Corporate Clients business unit produced a near record result, with profit before tax up 2% on the previous quarter, and up 16% on the same quarter last year. Consistently strong performance at Private and Corporate Clients over the past 18 months reflects the improvement in credit quality which has resulted from the implementation of risk adjusted pricing, and a dedicated focus on managing costs. Costs in Private and Corporate Clients are now at their lowest level since the merger of Union Bank of Switzerland and Swiss Bank Corporation.

     Progress on UBS Private Banking's European wealth management initiative continued, with the launch in France and Germany of pilot versions of PACE and ACCESS, two new flagship open architecture investment management products. Asset gathering accelerated, with CHF 2.0 billion of net new money in our five target countries, up from CHF 1.1 billion in second quarter. Overall, Private Banking's net new money of CHF 6.6 billion was encouraging and brings the total inflow this year to CHF 19.0 billion.

     UBS Asset Management has continued the recovery demonstrated in the first half of the year, with net new money of CHF 12.3 billion bringing the total for the year to CHF 25.7 billion.

     Despite resilience in fixed income revenues and a strong quarter in foreign exchange, UBS Warburg's Corporate and Institutional Clients business unit reported a 27% reduction in pre-tax profit compared to third quarter 2000, driven by tough conditions in equity markets and the very limited amount of corporate finance and capital markets activity.

     However, UBS Warburg has recorded a substantial gain in market share of corporate finance fee pool this year, moving from 6th place in Europe a year ago to 1st place across the first nine months of 2001, and from 15th place in the US to 9th this year. This improved position demonstrates the momentum that our business has gained this year, and puts us in a strong position to take advantage of any increase in activity levels.

     UBS PaineWebber suffered this quarter from the normal summer slowdown in revenues, and the effect of the closure of US markets for four days after the terrorist attacks. Despite the very difficult environment in the US, especially in September, Private Clients received net new money of CHF 11.4 billion, an increase of 31%

                                                                       ---------
Shareholders' Letter                                                   UNAUDITED
--------------------                                                   ---------
13 November 2001

on second quarter, demonstrating the value that our clients place on high quality investment advice in turbulent times.

Outlook

In the short term, deteriorating economic conditions, and the direct effect these have on investor sentiment, market activity and valuations, will continue to influence UBS's performance. Avoidance of balance sheet led growth has left our credit businesses in good condition and we do not expect significant increases in credit loss expenses this year. Fourth quarter is normally the quietest part of the year in many of our businesses, and we expect this effect to be magnified this year. The difficult environment for private equity will also continue to negatively affect results.

     Despite downbeat trading conditions, this year has seen us successfully expand our market share in our core businesses. While maintaining a cautious approach to overall cost management, we have continued to make carefully focused investments in corporate finance and in the domestic European private banking business, building the foundations of future growth. Longer-term trends of equitization and wealth growth play to our strengths as a bulge bracket investment bank, a top institutional and investment fund manager and the world's leading private client business. We will therefore focus on adjusting compensation expense down in line with the challenging environment, rather than instituting widespread staff reductions.

     While short-term conditions and lack of visibility continue to provide a challenge to all our businesses, our commitment to a focused strategy and the depth and quality of talent we are devoting to our key businesses, give us confidence that we are well placed to capitalize on improvements in the market environment.

13 November 2001

UBS AG


/s/ Marcel Ospel                                 /s/ Luqman Arnold
-------------------------                        -------------------------
Marcel Ospel                                     Luqman Arnold
Chairman                                         President

---------
UNAUDITED
---------
                                                                    Group Review
                                                                13 November 2001

Group Review

RoE (%)
[CHART OMITTED]

Basic EPS (CHF)
[CHART OMITTED]

Cost/income ratio(2)
[CHART OMITTED]

Net new money,
private client units (CHF bn)
[CHART OMITTED]

1    Year-to-date, annualized.

2 Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

3    Private Banking and Private Clients.


UBS Group Performance Against Targets

Year-to-date, annualized                              30.9.01  30.6.01   30.9.00
--------------------------------------------------------------------------------

RoE (%)
as reported                                              12.0     13.7     26.9
before goodwill and adjusted for significant
financial events(1)                                      15.1     16.8     29.1
--------------------------------------------------------------------------------

For the quarter ended                                 30.9.01  30.6.01   30.9.00
--------------------------------------------------------------------------------

Basic EPS (CHF)
as reported                                              0.72     1.10    1.72
before goodwill and adjusted for significant
financial events(1)                                      0.97     1.37    1.82
--------------------------------------------------------------------------------

Cost/income ratio (%)
as reported                                              83.6     80.6    69.5
before goodwill and adjusted for significan
financial events(1)                                      79.9     77.2    68.0
--------------------------------------------------------------------------------

Net new money,  private  client  units (CHF  bn)(2)  UBS  Switzerland  - Private
Banking   6.6  8.53  1.63  UBS   Warburg  -  Private   Clients   11.4  8.7  7.03
--------------------------------------------------------------------------------
Total                      18.0                     17.2                     8.6
--------------------------------------------------------------------------------
(1) Excludes the amortization of goodwill and other intangible assets.

(2) Excludes interest and dividend income.

(3) Calculated using the former definition of assets under management.

Group targets

UBS focuses on four key performance targets, designed to deliver continually improving returns to our shareholders. Our performance this quarter against these targets reflects the continued weakness of global economies, particularly following the terrorist attacks in September.

Before goodwill:

- Our annualized return on equity for the first three quarters of 2001 was 15.1%, just within our target range of 15-20%. Our return on equity in 2000 was boosted by extremely high returns in the exuberant markets of the first half-year, while this year has seen much weaker economic and stock market performance combined with higher average equity resulting from the acquisition of UBS PaineWebber in fourth quarter 2000.

- Basic earnings per share this quarter were CHF 0.97, a decline of 47% from third quarter 2000, and 29% from second quarter 2001, reflecting difficult conditions in many of our markets and the increase in outstanding shares this year following the capital issuance to fund the acquisition of PaineWebber.

- The cost/income ratio in third quarter 2001 was 79.9%, compared to 68.0% in third quarter 2000. The main driver of this increase is the influence on the Group of the relatively high cost/income ratio typical of UBS PaineWebber's business. We retain a strong


Invested Assets
                                                                         Net new
                                                                        money(1)
CHF billion                                30.9.01   30.6.01  % change    3Q01
--------------------------------------------------------------------------------

UBS Group                                    2,280     2,559       (11)
--------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients                  308       333        (8)     4.6
Private Banking                                643       718       (10)     6.6
--------------------------------------------------------------------------------
UBS Asset Management
Institutional                                  309       318        (3)     1.9
Mutual funds                                   314       348       (10)    10.4
--------------------------------------------------------------------------------
UBS Warburg
Private Clients                                705       841       (16)    11.4
UBS Capital                                      1         1         0      0.0
--------------------------------------------------------------------------------

(1)  Excludes interest and dividend income.

---------
UNAUDITED
---------

Group Review
13 November 2001


Significant Financial Events

                                                                    Quarter ended          Year-to-date
                                                              -------------------------  ----------------
CHF million                                                   30.9.01  30.6.01  30.9.00  30.9.01  30.9.00
---------------------------------------------------------------------------------------------------------
Operating income as reported                                    8,704    9,881    8,545   28,652   27,102
No significant financial events
---------------------------------------------------------------------------------------------------------
Adjusted operating income                                       8,704    9,881    8,545   28,652   27,102
---------------------------------------------------------------------------------------------------------
Operating expenses as reported                                  7,418    8,024    5,842   23,314   18,839
US Global Settlement Fund provision                              (200)
---------------------------------------------------------------------------------------------------------
Adjusted operating expenses                                     7,418    8,024    5,842   23,314   18,639
---------------------------------------------------------------------------------------------------------
Adjusted operating profit before tax and minority interests     1,286    1,857    2,703    5,338    8,463
---------------------------------------------------------------------------------------------------------
Tax expense                                                       296      384      621    1,228    1,878
Tax effect of significant financial events                         45
---------------------------------------------------------------------------------------------------------
Adjusted tax expense                                              296      384      621    1,228    1,923
Minority interests                                                (87)     (88)      (7)    (243)     (42)
---------------------------------------------------------------------------------------------------------
Adjusted net profit                                               903    1,385    2,075    3,867    6,498
---------------------------------------------------------------------------------------------------------
Adjusted net profit before goodwill                             1,227    1,726    2,201    4,860    6,899
---------------------------------------------------------------------------------------------------------


     focus on controlling costs, which have fallen 8% since second quarter and stand at their lowest level this year.

     Net new money inflows in the private client units (Private Banking and Private Clients) were again strong, at CHF 18.0 billion, bringing the total this year to CHF 45.9 billion. Across the whole Group, net new money inflows total CHF 80.3 billion so far this year, compared to an outflow of CHF 49.5 billion for the whole of 2000.

Significant financial events

There were no significant financial events in third quarter 2000, second quarter 2001 or third quarter 2001.

Results

Net profit this quarter was CHF 903 million, 56% lower than third quarter 2000, or 44% lower if adjusted for the amortization of goodwill and other intangibles. Operating income was 2% higher than in third quarter 2000, at CHF 8,704 million, with the effect of more difficult market conditions offset by the addition of UBS PaineWebber.

     Net interest income and Net trading income Net interest income of CHF 1,730 million was 6% lower than in third quarter 2000. Net trading income declined 9% from the same period, to CHF 2,160 million.

     As well as income from interest margin based activities (loans and deposits), net interest income includes some income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile quarter-on-quarter, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we produce the following disclosure which sums net interest income and net trading income, and then analyses the total according to the business activities which gave rise to the income, rather than by the type of income generated.

     Net income from interest margin products increased 6% from third quarter last year to CHF 1,436 million, driven by the inclusion of UBS PaineWebber. Underlying performance of the pre-existing business was almost stable, reflecting small falls in vol Net income from trading activities was CHF 2,566 million, 11% lower than a year ago. The foreign exchange business benefited from interest rate cuts and increased client flows, and fixed income recorded another strong quarter across all business lines, but equity trading revenues faced a continued reduction in volumes, increased volatility and reduced arbitrage opportunities.

     Net income from treasury activities was 189% higher than third quarter 2000 at CHF 335 million. This improvement was driven by increased income from the invested equity portfolio, as a

---------
UNAUDITED
---------
                                                                    Group Review
                                                                13 November 2001


Net Interest and Trading Income

                                                   Quarter ended                % change from        Year-to-date
                                           -----------------------------       ---------------    ------------------
CHF million                                30.9.01    30.6.01    30.9.00       2Q01       3Q00    30.9.01    30.9.00
--------------------------------------------------------------------------------------------------------------------
Net interest income                          1,730      1,732      1,831          0         (6)     5,420      6,157
Net trading income                           2,160      2,658      2,368        (19)        (9)     7,878      8,037
--------------------------------------------------------------------------------------------------------------------
Total net interest and trading income        3,890      4,390      4,199        (11)        (7)    13,298     14,194
--------------------------------------------------------------------------------------------------------------------

Breakdown by business activity:
--------------------------------------------------------------------------------------------------------------------
Net income from interest margin products     1,436      1,468      1,358         (2)         6      4,294      4,045
Net income from trading activities           2,566      3,009      2,886        (15)       (11)     9,345     10,118
Net income from treasury activities            335        397        116        (16)       189      1,063        423
Other1                                        (447)      (484)      (161)         8       (178)    (1,404)      (392)
--------------------------------------------------------------------------------------------------------------------
Total net interest and trading income        3,890      4,390      4,199        (11)        (7)    13,298     14,194
--------------------------------------------------------------------------------------------------------------------
(1) Principally goodwill funding costs.umes and margins over the year.



result of the expansion of our capital base since the PaineWebber merger and changes in the portfolio's maturity structure leading to an increase in average interest rates.

     Other net trading and interest income principally reflects the costs of goodwill funding, with the increase from third quarter 2000 mainly due to goodwill funding costs arising from the acquisition of PaineWebber.

     Net fee and commission income increased 24% from third quarter last year, to CHF 4,783 million, due to the inclusion of UBS PaineWebber. Excluding UBS PaineWebber, fee and commission income showed a 10% decline compared to the previous year. Although higher prices for investment funds led to a further increase in investment fund fees, this was more than offset by declines in brokerage fees and portfolio management fees reflecting lower transaction volumes and lower asset levels compared to third quarter last year. Corporate finance and underwriting fees grew 9% year on year, despite the very difficult market environment, reflecting the benefits of the inclusion of UBS PaineWebber and the momentum gained in these businesses over the past year.

     Other income decreased 40% from third quarter 2000, to CHF 202 million, as a result of higher levels of write-downs and lower levels of divestments in our private equity portfolio.

     Total operating expenses, at CHF 7,418 million, were 8% lower than in second quarter 2001, reflecting continued emphasis on cost control and favorable currency effects. Compared to third quarter 2000, costs were 27% higher, driven by the inclusion of UBS PaineWebber. Like-for-like, costs fell 4% from third quarter 2000, mainly due to lower performance-related compensation.

     The inclusion of CHF 1,259 million of costs relating to UBS PaineWebber drove the 26% rise in Personnel expenses from third quarter 2000, up CHF 989 million at CHF 4,852 million. Excluding UBS PaineWebber, lower performance related pay and currency effects brought personnel expenses down 7% compared to a year ago. Compared to the prior quarter, personnel expenses fell 8%, driven by reduced performance related compensation and currency effects.

     Cost control remains a clear focus, with reduced IT, marketing and travel and entertainment costs and favorable exchange rate movements combining to produce a 6% fall in General and administrative expenses since last quarter, to CHF 1,846 million. This was 23% higher than the level in third quarter 2000, although up just 2% if the incremental costs of UBS PaineWebber are excluded.

     Depreciation and amortization increased to CHF 720 million in third quarter 2001, from CHF 476 million in third quarter 2000. This was driven by the CHF 264 million of depreciation and goodwill amortization resulting from the merger with PaineWebber.

     UBS Group incurred a tax expense of CHF 296 million for third quarter 2001, an effective tax rate of 23%, the same level as in third quarter 2000.

PaineWebber merger-related costs
In third quarter 2001 UBS incurred amortization costs of CHF 207 million on goodwill and intangible assets resulting from the acquisition of UBS

---------
UNAUDITED
---------

Group Review
13 November 2001


UBS/SBC merger restructuring provision used
                                                            Quarter ended
                                                       -------------------------
CHF million            Personnel  IT  Premises  Other  30.9.01  30.6.01  30.9.00
--------------------------------------------------------------------------------
UBS Switzerland               55   6         5      0       66      230       45
UBS Asset Management           0   0         0      0        0       2         5
UBS Warburg                    0   0         0      0        0        0        0
Corporate Center               2   0       155     (2)     155       28       31
--------------------------------------------------------------------------------
Group total                   57   6       160     (2)     221      260       81
--------------------------------------------------------------------------------


Initial restructuring provision in 1997                                    7,000
Additional provision in 1999                                                 300
--------------------------------------------------------------------------------
Used in 1998                                                               4,027
Used in 1999                                                               1,844
Used in 2000                                                                 699
Used in 2001                                                                 578
--------------------------------------------------------------------------------
Total used up to 30.9.2001                                                 7,148
--------------------------------------------------------------------------------
Restructuring provision remaining at 30.9.2001                               152
--------------------------------------------------------------------------------


PaineWebber, compared to CHF 219 million in second quarter. Funding costs in third quarter amounted to CHF 186 million, compared to CHF 203 million in second quarter, with the change in both items mainly due to currency effects. Personnel expenses this quarter included retention payments for key UBS PaineWebber staff of USD 73 million (CHF 121 million), compared to USD 69 million (CHF 122 million) in second quarter.

UBS and SBC merger restructuring provision

CHF 221 million of the restructuring provision relating to the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation was used in third quarter 2001, leaving CHF 152 million still to be used. UBS expects that the remaining provision will be completely utilized in fourth quarter 2001.

Capital management

UBS is dedicated to maintaining its position as one of the best capitalized banks in the world. The Group's tier 1 capital ratio increased during the quarter from 10.6% at the end of June 2001 to 11.8 % at 30 September 2001.While eligible core capital fell slightly, principally reflecting the effect of exchange rates on the CHF value of the USD-denominated trust preferred securities, risk weighted assets fell much faster, reflecting reduced trading opportunities and a slight reduction in our risk appetite.

Currency hedging

UBS's foreign currency earnings are translated into Swiss francs at the prevailing rates at each month end. To reduce the susceptibility of our annual earnings to adverse currency movements, Group


BIS capital and ratios                                               % change from
CHF million, except where indicated                                  -------------
As at                                 30.9.01   30.6.01  31.12.00   30.6.01 31.12.00
----------------------------------------------------------------------------------
Risk-weighted assets                  257,249   292,347   273,290       (12)      (6)
----------------------------------------------------------------------------------
BIS tier 1 capital                     30,360    30,963    31,892        (2)      (5)
of which hybrid tier 1 capital1         3,717     4,137     2,456       (10)      51
BIS total capital 39,935               41,559    42,860        (4)       (7)
----------------------------------------------------------------------------------
BIS tier 1 capital ratio (%)             11.8       10.6     11.7
of which hybrid tier 1 capital (%)1       1.4        1.4      0.9
BIS total capital ratio (%)              15.5       14.2     15.7
----------------------------------------------------------------------------------
1    Trust preferred securities.

---------
UNAUDITED
---------
                                                                    Group Review
                                                                13 November 2001

UBS Shares and Market Capitalization

                                                                                        % change from
Number of shares, except where indicated                                              -----------------
As at                                       30.9.01         30.6.01         30.9.00   30.6.01   30.9.00
-------------------------------------------------------------------------------------------------------
Total ordinary shares issued          1,281,052,743   1,335,659,160   1,295,092,887        (4)       (1)
Second trading line treasury shares
(2000 program)                                    0      55,265,349      55,265,349      (100)     (100)
Second trading line treasury shares
(2001 program)                           17,549,356       9,339,282               0        88
-------------------------------------------------------------------------------------------------------
Shares outstanding for
market capitalization                 1,263,503,387   1,271,054,529   1,239,827,538        (1)        2
-------------------------------------------------------------------------------------------------------
Share price (CHF)                             75.60           85.83           76.67       (12)       (1)
-------------------------------------------------------------------------------------------------------
Market capitalization (CHF million)          95,521         109,095          95,053       (12)        0
-------------------------------------------------------------------------------------------------------
Total treasury shares                    25,028,301      74,084,271      75,207,222       (66)      (67)
-------------------------------------------------------------------------------------------------------


Treasury actively hedges significant currency exposures (particularly USD and GBP), principally through use of a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving upside potential. The strategy for 2001 was implemented early in the year, when the USD and GBP were considerably weaker against the CHF than at the end of second quarter. Thus although both currencies fell notably against the CHF between 30 June 2001 and 30 September 2001, they did not reach the level where our options would have insulated our earnings from the currencies' decline.

Second-line buy-back programs

UBS aims to make the best possible use of excess capital, consistent with maintaining our strate- gic flexibility. As part of this process, we have continued with the second trading-line share buy-back program we launched on 5 March 2001.

     The program allows purchase of shares to a maximum value of CHF 5 billion, and can run until 5 March 2002. Shares repurchased under the program will be cancelled following approval by the Annual General Meeting in April 2002, and cannot be re-issued.

     8,210,074 shares were purchased under the program during the quarter, bringing the total purchased at 30 September 2001 to 17,549,356 shares, at an average price of CHF 78.41, and with a total value of CHF 1.4 billion.

Treasury shares

UBS's holding of its own shares in treasury decreased from 74,084,271 shares or 5.5% of its shares issued at 30 June 2001, to 25,028,301 shares or 2% of its shares issued at 30 September 2001, due to the cancellation in July of shares purchased in the 2000 repurchase program.

     Of these remaining treasury shares, 17,549,356 were purchased under the 2001 second line repurchase program. The other 7,478,945 were shares held for general treasury purposes, including employee share programs, and shares held by UBS Warburg. International Accounting Standards require a company which holds its own shares to include those shares as treasury shares and deduct them from shareholders' equity, irrespective whether the shares are held for trading or non-trading purposes. UBS Warburg, as a liquidity provider to the equity futures markets and as a market maker in UBS shares and derivatives, may hold a significant number of UBS shares for trading purposes. Changes in its trading approach can lead to fluctuations in the size of its direct shareholdings of UBS shares.

Credit risk

Credit loss expenses increased to CHF 171 million compared to CHF 76 million in the second quarter and a write-back of CHF 142 million in third quarter 2000.

     UBS Warburg's strategy of portfolio and risk reductions over the last couple of years has positioned UBS Warburg relatively well to weather the current economic slowdown. Despite this, the terrorist attacks in the US have exacerbated an already uncertain economic environment and led to an increase in our loan loss provisions this quarter. UBS Warburg's credit loss expenses increased to CHF 177 million from CHF 49 million

---------
UNAUDITED
---------

Group Review
13 November 2001

Actual credit loss expense/(recovery)
                                      Quarter ended               % change from
                               ---------------------------       ---------------
CHF million                    30.9.01   30.6.01   30.9.00       2Q01      3Q00
--------------------------------------------------------------------------------
UBS Switzerland                    (6)        27      (306)                 (98)
UBS Warburg                       177         49       164        261         8
--------------------------------------------------------------------------------
UBS Group                         171         76      (142)      125
--------------------------------------------------------------------------------


in the second quarter and CHF 164 million in third quarter 2000.

     Immediately following the terrorist attack in the US we reviewed in detail the industry sectors most affected, such as insurance, aviation, tourism and technology. We are satisfied that we do not have risk concentrations in any of these sectors beyond our exposure to the Swiss airline industry.

     Emerging market economies whose prospects are closely tied to the health of the US economy have become more vulnerable and in a number of cases this has resulted in us increasing our loan loss provision ratios. However, we have continued to reduce our exposure to such countries and have reduced our aggregate country risk provisions, yielding a net recovery of CHF 14 million.

     UBS Switzerland reported a net recovery of CHF 6 million in third quarter 2001, compared to credit loss expenses of CHF 27 million the previous quarter, and a sub stantial net recovery a year ago, reflecting the continued positive results of our recovery efforts.

     UBS's total loan portfolio was reduced from CHF 286 billion to CHF 269 billion in third quarter 2001.

     UBS Switzerland's portfolio shrank by CHF 4.1 billion or 2.2% during the quarter, with the decline roughly evenly split between Private Banking and Private and Corporate Clients, principally reflecting lower margin lending and further reductions in the recovery portfolio.

     UBS Warburg's loan book declined by CHF 12.3 billion or 12.8%, approximately half of which was due to currency translation effects. The remainder was caused by maturing facilities and secondary market loan sales in Corporate and Institutional Clients and reduced margin lending in UBS PaineWebber following the decline in US stock prices.

     The ratio of non-performing loans to gross loans was unchanged from the previous quarter at 3.4%. Total impaired loans decreased during third quarter by CHF 1,207 million or 7.3% to CHF 15.4 billion at 30 September 2001. This slightly exceeded the rate of reduction of the overall loan portfolio, so the impaired to total loans ratio dropped to 5.7% from 5.8% at the end of the previous quarter, and significantly below the 7% reported at 30 September 2000.

Market risk

Market risk is incurred primarily through UBS's trading activities, which are centered in the Corporate and Institutional Clients business unit of UBS Warburg.

     The quarter was marked by the terrorist attacks on 11 September, which caused substantial business disruption, particularly in the US, and triggered sharp price declines and increased volatility in global equity markets. The insurance and airline sectors were most affected, seeing extreme falls in share prices, in some cases over 50%.

   Approaching 11 September, UBS Warburg had no particular concentrations of risk, having already adjusted its risk profile in response to the deteriorating economic climate, and direct market exposure to the insurance and airlines sectors was limited. Risk management was therefore effective over the period of disruption.

UBS Warburg backtesting revenue and VaR
[CHART OMITTED]

---------
UNAUDITED
---------
                                                                    Group Review
                                                                13 November 2001

Allowances and provisions for credit risk

                                                                  UBS Asset
CHF million                               UBS Switzerland        Management       UBS Warburg   Corporate Center         UBS Group
As at                                    30.9.01  30.6.01  30.9.01  30.6.01  30.9.01  30.6.01   30.9.01  30.6.01  30.9.01  30.6.01
----------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                            184,630  188,770      437      442   83,961   96,266       211      194  269,239  285,672
----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                       7,661    8,057        0        0    1,418    1,745         9        9    9,088    9,811
Other impaired loans                       4,644    4,583        0        0    1,705    2,250         0        0    6,349    6,833
----------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                      12,305   12,640        0        0    3,123    3,995         9        9   15,437   16,644
----------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans        4,747    5,456        0        0      897    1,126         5        5    5,649    6,587
Allowances for other impaired loans        1,496    1,244        0        0      984      975         0        0    2,480    2,219
----------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans        6,243    6,700        0        0    1,881    2,101         5        5    8,129    8,806
----------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions              178      201        0        0      665      743         0        0      843      944
Total allowances and provisions            6,421    6,901        0        0    2,546    2,844         5        5    8,972    9,750
----------------------------------------------------------------------------------------------------------------------------------
of which country allowances
     and provisions                          511      517        0        0      588      679         0        0    1,099    1,196
----------------------------------------------------------------------------------------------------------------------------------

Ratios
Impaired loans as a % of gross loans         6.7      6.7                        3.7      4.1       4.3      4.6      5.7      5.8
----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of
     gross loans                             4.1      4.3                        1.7      1.8       4.3      4.6      3.4      3.4
Allowances and provisions for
credit loss as a % of gross loans            3.5      3.7                        3.0      3.0       2.4      2.6      3.3      3.4
----------------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a %
of impaired loans                           50.7     53.0                       60.2     52.6      55.6     55.6     52.7     52.9
Allowances for non-performing
     loans as a % of
non-performing loans                        62.0     67.7                       63.3     64.5      55.6     55.6     62.2     67.1
----------------------------------------------------------------------------------------------------------------------------------

UBS Group - Value at Risk (10-day 99% confidence)

                                        Quarter ended 30.9.01                 Quarter ended 30.6.01
                                    -------------------------------     --------------------------------
CHF million             Limits      Min.    Max.  Average   30.9.01      Min.     Max.  Average  30.6.01
--------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg                450     205.2   311.1    239.9     232.7     244.1    347.8    298.4    299.6
UBS Switzerland1            50       4.4     5.3      4.9       4.8       4.7      5.2      5.0      5.1
Corporate Center2          250      31.3    39.6     35.5      32.8      31.9     41.7     35.9     37.9
Reserves                   100
Diversification effect               (3)     (3)    (37.7)    (25.6)                      (36.5)   (35.9)
--------------------------------------------------------------------------------------------------------
Total                      600     202.1   307.3    242.6     244.7     249.0    350.1    302.8    306.7
--------------------------------------------------------------------------------------------------------

(1) Includes interest rate exposures of the Private Label Banks.
(2) Includes interest rate exposures in the banking book of Group Treasury.
(3) As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.UBS Warburg - Value at Risk (10-day 99% confidence)

                                               Quarter ended 30.9.01           Quarter ended 30.6.01
                                    --------------------------------------------------------------------
CHF million                         Min.    Max.  Average   30.9.01      Min.     Max.  Average  30.6.01
--------------------------------------------------------------------------------------------------------
Risk type
Equities                           127.6   252.9    168.8     132.1     182.5    322.9    241.7    236.0
Interest rates                     142.6   201.4    176.4     198.0     150.1    231.2    189.3    193.2
Foreign exchange                     9.3    66.1     25.8      60.3      11.1     38.0     21.9     20.4
Precious metals                     2.4     14.4      6.9      12.1       3.3      9.5      6.4      6.7
Diversification effect               (1)     (1)   (138.0)   (169.8)        1        1   (160.9)  (156.7)
--------------------------------------------------------------------------------------------------------
Total                              205.2   311.1   239.92     232.7     244.1    347.8    298.42   299.6
--------------------------------------------------------------------------------------------------------

(1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

(2) The corresponding figures for the Corporate and Institutional Clients business unit of UBS Warburg were CHF 232 million at 30 September 2001 and CHF 290 million at 30 June 2001.

---------
UNAUDITED
---------

Group Review
13 November 2001


     Market risk for UBS Warburg, as measured by 10 day 99% confidence level VaR, decreased over the quarter, with the strongest risk drivers remaining positions in equities and interest rate products. Average VaR for the quarter was considerably lower than in the second quarter, reflecting reduced trading opportunities.

     The quality of the VaR model is continuously monitored by backtesting - comparing actual revenues arising from closing positions with the one day VaR calculated on these positions. The graph on page 10 shows the trading revenues and 1-day VaR over the last 12 months. Revenues over this period were within the range predicted by the VaR-model. The 10-day VaR, which is the basis of the limits and exposures in the tables, is also shown in this graph for information.

     UBS also routinely assesses potential stress loss against our standard set of forward looking scenarios. Stress loss exposure, defined as the worst case result from these scenarios, ended the quarter at CHF 613 million, slightly higher than the CHF 598 million recorded at the end of June, while average stress exposure remained broadly unchanged at CHF 570 million, compared to CHF 577 million in the second quarter.

     While the events of 11 September and their aftermath were clearly shocks, as evidenced by the reaction of the equities markets, the wider reaction was, nevertheless, not as severe as has been seen in previous stress events driven predominantly by economic factors.

SAir Group: UBS's financial commitment

UBS's financial commitments to the Swiss airline industry following the multilateral financing agreement on 22 October 2001, are summarized below:

- CHF 132 million paid to SAir Group for the purchase of shares in Crossair, completed on 2 October 2001 and to be recorded in fourth quarter;

- a CHF 179 million subscription to Crossair's capital increase planned for mid-December; - CHF 48 million to guarantee the assets held by Swissair employees in internal deposit accounts - already paid out and charged in Corporate Center in third quarter;

- a donation of up to CHF 55 million to mitigate the effects of Swissair's difficulties on passengers, clients and other partners - to be charged when it is incurred;

- up to CHF 128 million in direct loans to flight-related SAir Group companies, to the extent that they remain creditworthy. Loans worth CHF 36 million have so far been granted;

- CHF 255 million in working capital facilities for the new airline, of which CHF 25.5 million has already been drawn and which can be further drawn down after the capital increase, on fulfillment of certain conditions. After Crossair's planned capital increase, in which UBS will participate along with the federal and cantonal governments, Credit Suisse Group and other Swiss businesses, UBS's share of the equity of the new Swiss airline should be around 10%.

UBS's contribution to the fight against terrorism

Due diligence framework

Over the years, UBS has established an effective internal framework to prevent the misuse of its services by terrorist networks and other criminals. Switzerland's "know your customer" rules and other regulations concerning the exercise of due diligence are among the most stringent in the world:

- Banks in Switzerland are not only required to verify the identity of their clients but also of the beneficial owners.

- To prevent the misuse of their services for purposes of money laundering or the financing of crime, banks in Switzerland must notify the authorities whenever they have knowledge or justified suspicion that assets are of criminal origin or are under the control of a criminal organization.

     Furthermore, bank confidentiality has clear boundaries, and does not apply in criminal investigations.

     UBS has also been one of the driving forces behind the Wolfsberg Anti-Money Laundering Principles, signed by eleven of the world's largest banks in October 2000. On 5 October 2001, the Wolfsberg Group pledged their commitment to support all local and international authorities in the tracing of terrorists and the associated flow of funds, and announced specific measures to enhance cooperation between the banks and the relevant authorities in this field.

---------
UNAUDITED
---------
                                                                    Group Review
                                                                13 November 2001

Terrorist attacks in America

UBS has responded to the recent terrorist attacks with heightened scrutiny of client lists and with other targeted internal measures. The immediate objective is to re-check accounts and transactions to ensure that UBS has no direct or indirect relationships with persons or companies responsible for the attacks on America or for other terrorism-related activities.

     A process of gathering information from all accessible public and private sources globally was started immediately after the attacks. Based on this information, an internal watch list of names of persons and companies who could be implicated in the terrorist attacks has been set up and is being continually updated. Currently, the list contains over a thousand names, including those published by the US administration, and it is steadily growing.

     So far, UBS has been able to pass information to authorities relating to a few transactions and accounts worldwide. UBS has no evidence of any criminal activities relating to these accounts.

---------
UNAUDITED
---------

UBS Switzerland
13 November 2001


UBS Switzerland

Business Group Reporting

                                                      Quarter ended            % change from    Year-to-date
                                             ------------------------------    -------------   ----------------
CHF million, except where indicated           30.9.01    30.6.01    30.9.00     2Q01    3Q00   30.9.01  30.9.00
---------------------------------------------------------------------------------------------------------------
Income                                          3,255      3,478      3,456       (6)     (6)   10,227   10,815
Credit loss expense(1)                           (135)      (156)      (183)     (13)    (26)     (476)    (607)
---------------------------------------------------------------------------------------------------------------
Total operating income                          3,120      3,322      3,273       (6)     (5)    9,751   10,208
---------------------------------------------------------------------------------------------------------------
Personnel expenses                              1,191      1,227      1,283       (3)     (7)    3,639    3,936
General and administrative expenses               617        680        588       (9)      5     1,911    1,841
Depreciation                                      161        149        124        8      30       454      373
Amortization of goodwill and
other intangible assets                            10         11         11       (9)     (9)       31       58
---------------------------------------------------------------------------------------------------------------
Total operating expenses                        1,979      2,067      2,006       (4)     (1)    6,035    6,208
---------------------------------------------------------------------------------------------------------------
Business Group performance before tax           1,141      1,255      1,267       (9)    (10)    3,716    4,000
---------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and goodwill(2)                      1,151      1,266      1,278       (9)    (10)    3,747    4,058

Additional information
Cost/income ratio(%)(3)                            61         59         58                         59       57
Cost/income ratio before goodwill(%)(2,3)          60         59         58                         59       57
---------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).
(2) Excludes the amortization of goodwill and other intangible assets.
(3) Operating  expenses/operating income before credit loss expense.


e-Channels & Products


UBS Quotes - extended capabilities in a mobile world

New capabilities are progressively transforming UBS Quotes from a stock price information database into a platform for financial analysis. The latest version provides detailed portfolio analysis functions, based on user-defined personal securities lists. In addition to showing current portfolio value and related unrealized gains or losses, the system can break portfolios down by currency, sector, domicile, and instrument type. It can also handle sub-positions with individual prices and provides drill-down functions to individual positions.

     UBS Quotes can also be accessed anywhere via personal digital assistants or WAP phones. Layouts adapt to the display size and format of the user's particular device. UBS Quotes for mobile users includes a wide selection of services available on the Internet version, including portfolio analysis functions, the prices of hundreds of thousands of securities, and a currency converter.

UBS Quotes on digital TV

In the first service of its kind in Switzerland, UBS is offering its online UBS Quotes information on Cablecom's recently launched digital TV portal. The initiative gives clients an additional way to access financial information while exploring the developing potential of interactive television.


e-banking contracts
[CHART OMITTED]


e-banking payment orders
[CHART OMITTED]

---------
UNAUDITED
---------
                                                                 UBS Switzerland
                                                                   November 2001

e-banking stock exchange transactions
[CHART OMITTED]

     From the September launch date, approximately 45,000 viewers have been able to benefit from this service, with that total expected to rise to 120,000 by the end of 2002.

Stock exchange transactions

- The number of e-banking contracts further increased from 604,000 at the end of June to 617,000 at the end of September. Approximately 45% of contracts are active, with the customer using e-banking services during the quarter.

- During third quarter, the percentage of payment transactions entered via e-banking increased from 25.8% to 26.2%. Over the same period, the percentage of stock exchange transactions entered via e-banking increased from 10.2% to 12.9%.

---------
UNAUDITED
---------

UBS Switzerland
13 November 2001

Private  and Corporate Clients

Business Unit Reporting

                                                        Quarter ended               % change from        Year-to-date
                                               -----------------------------       ---------------    ------------------
CHF million, except where indicated            30.9.01    30.6.01    30.9.00       2Q01       3Q00    30.9.01    30.9.00
------------------------------------------------------------------------------------------------------------------------
Income                                           1,738      1,866      1,784         (7)        (3)     5,451      5,587
Credit loss expense(1)                            (127)      (150)      (175)       (15)       (27)      (454)      (587)
------------------------------------------------------------------------------------------------------------------------
Total operating income                           1,611      1,716      1,609         (6)         0      4,997      5,000
------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                 750        791        807         (5)        (7)     2,319      2,454
General and administrative expenses                206        280        241        (26)       (15)       726        748
Depreciation                                       117        119         97         (2)        21        348        289
Amortization of goodwill and
other intangible assets                              0          0          0                                0         27
------------------------------------------------------------------------------------------------------------------------
Total operating expenses                         1,073      1,190      1,145        (10)        (6)     3,393      3,518
------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax               538        526        464          2         16      1,604      1,482
------------------------------------------------------------------------------------------------------------------------
Business unit performance
before tax and goodwill(2)                         538        526        464          2         16      1,604      1,509

KPI's
Invested assets (CHF billion)                      308        333        440(3)      (8)       (30)
Net new money (CHF billion)(4)                     4.6      0.8(3)       1.3(3)     8.6      1.7(3)
------------------------------------------------------------------------------------------------------------------------
Cost/income ratio(%)(5)                             62         64         64                               62         63
Cost/income ratio before goodwill(%)(2,5)           62         64         64                               62         62
------------------------------------------------------------------------------------------------------------------------
Non-performing loans/gross
loans outstanding(%)                                 4.9        5.1        5.9
Impaired loans/gross loans outstanding(%)            7.9        8.0        9.6
------------------------------------------------------------------------------------------------------------------------

Additional information
As at                                          30.9.01    30.6.01    30.9.00       2Q01       3Q00
------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                        602        673                   (11)
Regulatory equity used (average)                 7,350      7,500      8,600         (2)       (15)
Headcount (full time equivalents)               20,646     20,703     21,767          0         (5)
------------------------------------------------------------------------------------------------------------------------


(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(2) Excludes the amortization of goodwill and other intangible assets.

(3) Calculated using the former definition of assets under management.

(4) Excludes dividend and interest income. (5) Operating expenses/operating income before credit loss expense.

Key performance indicators

Invested assets fell CHF 25 billion during the quarter to CHF 308 billion at 30 September 2001, reflecting the poor performance of many markets and the fall of most currencies against the CHF after the terrorist attacks in the US on 11 September.

     Net new money in third quarter was CHF 4.6 billion, up from CHF 0.8 billion in second quarter, and mainly driven by new portfolio management mandates from existing corporate clients.

     Despite  the  poor  market  conditions,   Private  and  Corporate  Clients'
pre-goodwill cost/income ratio decreased to 62% down from last quarter's 64%, reflecting continuing stringent cost control.

     Driven by further reductions in the recovery portfolio, the Private and Corporate Clients' loan portfolio decreased by CHF 2 billion to CHF 156 billion at 30 September 2001. The non-performing loans to total loans ratio improved to 4.9% and the ratio impaired loans to total loans improved to 7.9%, continuing the positive developments seen over the last 18 months.

---------
UNAUDITED
---------
                                                                 UBS Switzerland
                                                                   November 2001

     Overall, net interest income remained stable this quarter. On the liability side, deposit volumes fell slightly, matched by a decline in the corporate lending book, although the level of mortgage lending was stable. Lending margins continued to be under competitive pressure, and this, combined with the drop in both lending and deposit volumes, offset slight gains made on deposit margins.


Initiatives and achievements

Multi-manager pension funds

For the first time in the Swiss pension fund market, UBS has launched products which not only offer diversified investments, but also provide access to diversified investment processes and styles. Within each major asset class, funds can be invested into three third-party-managed institutional investment funds.

     The external managers include well-known Swiss and foreign institutions, such as Julius Bar and PIMCO. All have an excellent reputation, a high degree of specialization and proven performance track records. Selected for their complementary management styles, the managers are continuously assessed on the basis of objective performance criteria.

     This product is aimed at occupational pension scheme providers which are either too small or lack the necessary infrastructure to pursue a multi-manager approach directly themselves. It will also become available to the Swiss public through UBS's Fiscainvest retirement account. From fourth quarter 2001, three-quarters of the assets placed in UBS Fiscainvest securities funds will be managed by third parties.

The "Strategic Solution Program"

UBS's IT systems in Switzerland are the result of the enormous task of integrating the different systems of the two banks that merged to form UBS in 1998. This program was a considerable success: over 2.5 million client accounts were migrated onto a common IT platform, and over 1,000 ATMs converted, within a year of the completion of the merger.

     However, continuing to rely on dated IT systems could limit future flexibility. To benefit from advances in technology and the resulting potential for efficiency gains, UBS Switzerland has therefore launched a major program to replace its core banking system with a new IT architecture. This system, named the "Strategic Solution Program", is intended to lower IT maintenance costs, improve flexibility and allow enhanced customer focus. In particular it should support faster time-to-market for new products and services, and allow easier integration of any future acquisitions.

     The project is already underway, with a gradual replacement process to ensure a smooth transition from existing systems, and careful control of risk. Subject to a stringent project controlling process, the development of the new system is not expected to generate any incremental costs, with the program entirely funded by reduced investments in legacy systems and efficiency gains.


Results

Private and Corporate Clients again delivered a strong result this quarter, based on firm cost control. Net profit before tax was a near-record CHF 538 million, 2% higher than in second quarter and 16% higher than in third quarter last year.

Operating income

Operating income was CHF 1,611 million in third quarter, almost unchanged compared to the same quarter last year, but 6% lower than in second quarter 2001. This reduction reflects various one-off revenues in second quarter (such as the sale of Ticket Corner AG), and the continued weakness in client transaction levels.

Operating expenses

Expenses remain under tight control, falling CHF 117 million from second quarter to CHF 1,073 million, their lowest level since the merger between Union Bank of Switzerland and Swiss Bank Corporation in 1998. Personnel expenses were CHF 41 million lower at CHF 750 million, reflecting lower performance related compensation and the continued effect of headcount reduction programs. General and administrative

---------
UNAUDITED
---------

UBS Switzerland
November 2001

expenses were CHF 74 million lower at CHF 206 million, primarily reflecting one-off operational provisions in second quarter and tight control of the cost of services provided to other UBS units.

Headcount

Private and Corporate Clients' headcount declined by 57 during the quarter to 20,646 at 30 September 2001, with the seasonal intake of 250 apprentices more than offset by continued efficiency gains and the transfer of 37 staff to Private Banking.


Outlook

Despite the current difficult business environment, Private and Corporate Clients should deliver a strong full-year result, based on the tight cost management which remains our core focus.

--------------------------------------------------------------------------------

Home loan improvements - innovation in Swiss retail mortgage lending

Switzerland may be one of the few countries where banks can help to meet the cost of raising a family. Through its [[family plus]] package available to new mortgage applicants, UBS shaves the interest payment on its home loans by 80 basis points on CHF 100,000 worth of principal for each child up to a maximum of three children, a discount that could lower the cost of financing a new family home by several thousand Swiss francs over the three-year contract term.
Marketing activities of this sort are relatively common in the highly competitive Swiss mortgage market.

     Mortgage lending in Switzerland is an attractive business in a moderately growing market with favorable risk characteristics. As a result, competition, especially on price, has been growing. In 1998, the newly merged UBS entered this increasingly contested marketplace with just three products inherited from its predecessor banks, one fixed-rate and two floating-rate packages. This limited range meant that our business was exposed to clients looking elsewhere for a cheaper deal as interest rates declined.

     As the leading home loan provider in Switzerland, with more than 25% market share, UBS is committed to meeting the full range of client requirements with the aim of consolidating and extending both market position and profitability. Private and Corporate Clients has therefore expanded its home loan product range so that attractive financing options can be offered for any phase of the interest rate cycle. Accordingly, two new products have been launched in the course of the past year.

     The first, UBS Moneyline Mortgage, is a two-year contract with quarterly interest rate fixings based on LIBOR. The product features an interest rate cap, which is hedged through UBS Warburg. With this added protection, Moneyline provides an effective floating rate alternative to existing fixed-rate home loan products.

     As a further floating rate option, UBS Classic Mortgage was introduced in July 2001 as a 3- or 5-year contract with interest rate fixings every six months, based on the Swiss 10-year Federal Bond rate. The link to such a transparent benchmark, widely recognized and published in the Swiss media, is a key factor in the market positioning of this product. The UBS Classic Mortgage is the first home loan product in the Swiss market to use the Federal Bond rate as the lending base rate.

     At the same time, UBS has added new distribution channels: clients can now make an initial application for home loans via the UBS website, assisted if necessary via telephone by product specialists. Home loans can also be arranged via independent consultants and selected third-party institutions, although at present this represents a small proportion of our overall business.

     The efficiency and consistency of the application process has recently been raised by enhancing the credit-scoring process with an all-electronic interface for the client advisor. Property values are also automatically cross-checked by means of an expert system linked to a database covering the entire Swiss domestic real estate market. The outcome of these innovations is a swifter, fairer application and approval process for the client, while the bank benefits from higher cost efficiency and improved risk control.

     With its extended product range, UBS has substantially strengthened its offer in the Swiss mortgage market. This positioning is reinforced by major advertizing campaigns in print media, backed up by smaller "reminder campaigns". A new campaign will emphasize the enhanced value that UBS can bring to its home loan clients through well designed products and good advice. As a result of this product innovation and marketing effort, business volumes in the private client sector have grown steadily over the last two years, and market share remains solid above 25%.

---------
UNAUDITED
---------
                                                                 UBS Switzerland
                                                                13 November 2001

Private Banking
Business Unit Reporting

                                                       Quarter ended          % change from        Year-to-date
                                              ---------------------------    --------------   ----------------------
CHF million, except where indicated           30.9.01   30.6.01   30.9.00    2Q01      3Q00   30.9.01   30.9.00
--------------------------------------------------------------------------------------------------------------------
Income                                          1,517     1,612     1,672      (6)       (9)    4,776     5,228
Credit loss expense(1)                             (8)       (6)       (8)     33         0       (22)      (20)
--------------------------------------------------------------------------------------------------------------------
Total operating income                          1,509     1,606     1,664      (6)       (9)    4,754     5,208
--------------------------------------------------------------------------------------------------------------------
Personnel expenses                                441       436       476       1        (7)    1,320     1,482
General and administrative expenses               411       400       347       3        18     1,185     1,093
Depreciation                                       44        30        27      47        63       106        84
Amortization of goodwill and
other intangible assets                            10        11        11      (9)       (9)       31        31
--------------------------------------------------------------------------------------------------------------------
Total operating expenses                          906       877       861       3         5     2,642     2,690
--------------------------------------------------------------------------------------------------------------------
Business unit performance before tax              603       729       803     (17)      (25)    2,112     2,518
--------------------------------------------------------------------------------------------------------------------
Business unit performance before
tax and goodwill(2)                               613       740       814     (17)      (25)    2,143     2,549

KPI's
Invested assets (CHF billion)                     643       718       722(3)  (10)      (11)
Net new money (CHF billion)(4)                    6.6       8.5(3)    1.6(3)                       19.0       2.6(3)
--------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)           89        92        94      (3)       (5)       93        99
--------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(6)                           60        54        51                          55        51
Cost/income ratio before goodwill (%)(2,6)         59        54        51                          55        51
Cost/income ratio before
goodwill and excluding the European
Wealth Management Initiative (%)(2,6)              52        48                                    48
--------------------------------------------------------------------------------------------------------------------

KPI's for the European
Wealth Management Initiative
Income                                             33        31                 6                 108
--------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                      13        13                 0
Net new money (CHF billion)(4)                    2.0       1.1(3)                                3.9
--------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)           319       254                26
--------------------------------------------------------------------------------------------------------------------
Additional information                                                          % change from
                                                                               --------------
As at                                         30.9.01   30.6.01   30.9.00      2Q01      3Q00
--------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                       794       875                (9)
Regulatory equity used (average)                1,950     2,050     1,950      (5)        0
Headcount (full time equivalents)               9,072     8,865     8,874       2         2
--------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(2) Excludes the amortization of goodwill and other intangible assets.

(3) Calculated using the former definition of assets under management.

(4) Excludes dividend and interest income. (5) Annualized income divided by average invested assets. (6) Operating expenses/operating income before credit loss expense.


Key performance indicators

Net new money of CHF 6.6 billion was encouraging, given the negative effects on investor confidence of the terrorist attacks in the US on 11 September. However, the drop in global equity markets and the depreciation of major currencies against the CHF led to a 10% decrease in invested assets to CHF 643 billion, down from CHF 718 billion at the end of second quarter.

     The gross margin decreased slightly from 92 bps to 89 bps reflecting the effect of difficult market conditions on transaction based revenues. Asset based revenues were resilient, falling just 1% from the prior quarter and representing 77% of total income. The increase in the pre-goodwill

---------
UNAUDITED
---------

UBS Switzerland
November 2001

cost/income ratio to 59% from 54% in second quarter reflects the lower transaction activity and the impact of investments in our European wealth management initiative.

European wealth management

The overall implementation of the initiative is progressing well. We gathered net new money of CHF 2.0 billion during the quarter in our five target countries and increased invested assets from CHF 12.9 billion to CHF 13.4 billion, despite declining markets. Revenues of CHF 33 million were slightly ahead of second quarter, reflecting acceleration of business with new clients.

     We have continued to expand our European branch network during the quarter, opening a new branch in Spain. Building on the existing representation in Madrid, Barcelona and Marbella, the Seville branch is the first of three new branches in Spain. Offices in Valencia and Palma de Mallorca are scheduled to follow over the next few months.

     Recruitment of new client advisers is also continuing successfully, with another 65 client advisors joining the bank in third quarter. The total hired this year to date is now 157, with 60 more committed joiners, consistent with our target of hiring up to 250 advisers each year.


Initiatives and achievements

Open architecture

The expansion of the domestic European business is based upon three building blocks: the recruitment and training of quality client advisors, the development and deployment of a pan-European IT platform, and the expansion of our open architecture product offering.

     In mid-August a pilot was launched in France and Germany featuring two new innovative open architecture services: PACE and ACCESS.

     PACE is a client investment account constructed primarily with third-party mutual funds. In contrast to other "fund of funds" structures, PACE offers funds from a truly global range of managers and further distinguishes itself by a quantitative and qualitative screening, analysis and selection process. Our PACE clients benefit from a state-of-the-art process that ensures top due diligence standards as well as identifying offerings with a superior performance track-record. Around 30 providers have been selected for the initial launch from a screened universe of over 1,000, including AXA Investment Management, DWS, Fidelity, JP Morgan Fleming Asset Management and Swissca.

     As its name implies, ACCESS opens the door to exceptional investment talent. The product provides UBS clients with access to a wide range of independent third-party investment managers to create tailor-made investment solutions. In addition to the mutual funds available through PACE, ACCESS will provide direct access to the management skills of institutional managers such as Lazard Freres, JP Morgan and Alliance Capital. As well as taking on the work of manager selection on behalf of the client, UBS will provide access to third-party managers at much lower minimum investment levels than would be possible direct. ACCESS currently has no equivalent in Europe.

     Both PACE and ACCESS have been developed in close co-operation with UBS PaineWebber. These new products represent further progress in Private Banking's commitment to open architecture, and will be rolled out progressively in other Private Banking locations.

Alternative investments

In a bearish market, investors tend to shift their focus to investment opportunities which are likely to introduce stabilizing elements into their portfolio. If applied in the appropriate investment context, alternative investment products such as long-short equity hedge funds, merger arbitrage funds, or modern art funds can provide enhanced and sustainable profits in all kinds of market scenarios. At the same time, they can reduce the risk of portfolios which are otherwise invested long-only in stocks, bonds or other traditional instruments.

     UBS Switzerland's alternative investment unit has been set up to help investors take advantage of the potential of this varied asset class to increase diversification and reduce overall volatility. Interest in alternative investments continues to increase, and the market for this type of product is expected to grow at an estimated 20% annually, according to figures from the Alternative Investment Markets Association. Product management and marketing coordinated by this new unit provide UBS with an opportunity to meet this demand, attracting new clients with a

---------
UNAUDITED
---------
                                                                 UBS Switzerland
                                                                13 November 2001


more comprehensive product offering, and selling higher margin alternative investment products to our existing client base.

     Potential investors in these products, however, vary greatly in their risk profiles, investment horizons and sophistication. Meeting the client's needs with a matching product or strategy therefore requires considerable expertise in analyzing the individual's situation and choosing the appropriate package from a wide range of opportunities.

     UBS has long-standing experience in investment selection together with an extensive spectrum of in-house products (such as those offered by our O'Connor and GAM businesses), which are complemented by best-of-breed products from third-party providers.


Investment performance

UBS Strategy Funds are managed in cooperation by UBS Switzerland's investment center and UBS Asset Management. They are a good proxy for tracking the overall investment views of Private Banking and for the more general performance of discretionary managed assets.

     The graph shows that for equity and asset allocation strategies, performance has been negative in absolute terms, both for the year to date and in third quarter. Negative stock market performance, driven by a slowing world economy and reduced corporate profits, was exacerbated by the effects on confidence of the terrorist attacks in the US in September. Overall global stock markets, as measured by the Morgan Stanley Capital International Index were down 14.4% in local currency terms in third quarter and 23.4% year to date.

     UBS Strategy Funds have performed well with respect to their competition: relative performance year to date ranges from +0.24% ahead of peer group median (USD Fixed Income) to +5.46% ahead of peer group median (USD Equity). Security selection (underweight in the technology sector and overweight in defensive sectors such as food and pharmaceuticals), and currency selection contributed positively to the outperformance in third quarter, while market allocation and asset allocation were essentially neutral contributors.


Results

Private Banking's profit before tax was CHF 603 million in third quarter, a decrease of 17% from second quarter, driven by lower client transaction levels.

Operating income

Operating income fell 6% from second quarter to CHF 1,509 million, driven by lower transaction based revenues, reflecting the traditionally quiet summer season, and investor uncertainty. Revenues were noticeably affected in September by the aftermath of the terrorist attacks in the US. Asset based income was resilient, suffering only a slight decline.

Operating expenses

Against a background of careful cost control, operating expenses rose slightly this quarter, reflecting

Private Banking
[CHART OMITTED]

---------
UNAUDITED
---------

UBS Switzerland
13 November 2001


the cost of investments in staff and equipment to support the European wealth management initiative. Personnel expenses increased by 1% from second quarter to CHF 441 million, reflecting the cost of investment in the initiative, which offset slight reductions in performance related pay.

Headcount

Headcount rose 207 during the quarter, to 9,072, driven by hiring to support the European wealth management initiative, and including a transfer of 37 IT support staff from Private and Corporate Clients.


Outlook

Our performance will continue to be affected in the short term by lower transaction volumes and lower asset levels, reflecting the poor performance of major markets and investor uncertainty regarding political and economic developments.

     Despite this, adversity can also provide opportunity. Our progress in the European wealth management initiative, as we expand our network of top advisory talent and develop market leading products and services, demonstrates the advantages of maintaining a clear strategy and a longer-term view. We believe that this combination will form the foundation of a successful future as the leading private bank for high net worth investors in key European markets.

   UBS's financial stability and our reputation for providing top quality advice stand us in good stead in the current difficult conditions, and we believe that our improved asset gathering performance and market share gains provide a good basis for future development once markets improve.

---------
UNAUDITED
---------
                                                            UBS Asset Management
                                                                13 November 2001

UBS Asset Management
Business Group Reporting

                                                   Quarter ended             % change from      Year-to-date
                                             -------------------------      --------------     -----------------
CHF million, except where indicated          30.9.01  30.6.01  30.9.00      2Q01      3Q00     30.9.01   30.9.00
----------------------------------------------------------------------------------------------------------------
Institutional fees                               219      247      292       (11)      (25)        751       829
Mutual funds fees                                302      280      201         8        50         816       636
----------------------------------------------------------------------------------------------------------------
Total operating income                           521      527      493        (1)        6       1,567     1,465
----------------------------------------------------------------------------------------------------------------
Personnel expenses                               267      262      225         2        19         781       646
General and administrative expenses              125      130      105        (4)       19         394       301
Depreciation                                       9       10       12       (10)      (25)         30        34
Amortization of goodwill and
other intangible assets                           65       68       67        (4)       (3)        198       198
----------------------------------------------------------------------------------------------------------------
Total operating expenses                         466      470      409        (1)       14       1,403     1,179
----------------------------------------------------------------------------------------------------------------
Business Group performance before tax             55       57       84        (4)      (35)        164       286
----------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and goodwill(1)                       120      125      151        (4)      (21)        362       484

KPI's
Cost/income ratio(%)(2)                           89       89       83                              90        80
Cost/income ratio before goodwill(%)(1,2)         77       76       69                              77        67
----------------------------------------------------------------------------------------------------------------

Institutional
Invested assets (CHF billion)                    309      318      318(3)     (3)       (3)
Net new money (CHF billion)(4)                   1.9      5.2     (9.3)(3)                         3.8     (63.9)
Gross margin on invested assets (bps)(5)          28       32       37       (13)      (24)         32        33
----------------------------------------------------------------------------------------------------------------

Mutual funds
Invested assets (CHF billion)                    314      348         237(3)         (10)       32
Net new money (CHF billion)(4)                    10.4      0.8      (0.2)(3)         21.9      0.7(3)
Gross margin on invested assets(bps)(5)           36       33       34         9         6          33        36
----------------------------------------------------------------------------------------------------------------
                                                                            % change from
Additional information                                                      --------------
As at                                        30.9.01  30.6.01  30.9.00      2Q01      3Q00
------------------------------------------------------------------------------------------
Client assets (CHF billion)                      623      666                 (6)
Regulatory equity used (average)               1,200    1,250    1,250        (4)       (4)
Headcount (full time equivalents)              3,267    3,180    2,811         3        16
------------------------------------------------------------------------------------------

(1) Excludes the  amortization  of goodwill and other  intangible  assets.

(2) Operating  expenses/operating income.

(3) Calculated using the former definition of assets under management.

(4) Excludes  dividend and interest  income.

(5) Annualized income divided by average invested assets.

Key performance indicators

During third quarter, total invested assets decreased from CHF 666 billion to CHF 623 billion at 30 September 2001, as a result of adverse market and currency movements. Net new money was CHF 12.3 billion for the quarter bringing the total year to date to CHF 25.7 billion. The pre-goodwill cost/income ratio increased 1% from second quarter to 77%, reflecting lower performance fees and broad market declines this quarter.

Institutional

Despite positive net new money and the addi- tion of CHF 34 billion from the acquisition of Brinson Canada (formerly RT Capital), institutional invested assets decreased from CHF 318 billion at 30 June 2001 to CHF 309 billion at 30 September 2001.

     Negative market performance of CHF 19 billion reflected declining confidence and the de-stabilizing effect on markets worldwide of the terrorist attacks in the US on 11 September. Currency effects, principally weakness against the

---------
UNAUDITED
---------

UBS Asset Management
13 November 2001

CHF of USD, GBP, CAD and AUD, further decreased invested assets by CHF 26 billion.

     Net new money inflows for third quarter 2001 were CHF 1.9 billion, compared to CHF 5.2 billion in second quarter. Much of the inflows occurred in asset allocation and equity mandates in Europe as well as equity mandates in Asia Pacific. Our year to date net new money performance, with inflows of CHF 3.8 billion compared to significant outflows last year, reflects the continued improvement in investment performance.

     The gross margin in the third quarter was 28 bps, a decrease of 4 bps over last quarter, due to lower performance fees and a less favorable asset mix.

Mutual funds

Despite significant net new money, invested assets decreased from CHF 348 billion at 30 June 2001 to CHF 314 billion at 30 September 2001, again driven by general market performance (CHF -21 billion) and currency effects (CHF -23 billion).

     Net new money was CHF 10.4 billion for the third quarter, up noticeably from CHF 0.8 billion in second quarter, and bringing the total for the year to date to CHF 21.9 billion. A strong performance from GAM and Swiss investment funds (which increased market share, particularly in equities), complemented significant inflows in Americas fixed income funds.

     The gross margin in the third quarter was 36 bps, an increase of 3 bps over last quarter, primarily due to the full impact of the changes in the pricing structure for UBS Investment Funds.



Investment capabilities and performance

Institutional

Global equity markets moved considerably lower in the third quarter, but our Global and US equity mandates continued their overall strong relative performance. The terrorist attacks in the US on 11 September effectively moved equity markets closer to our estimates of fair value, causing us to increase our equity weights in balanced accounts to near neutral, with some variation by region.

     The Global (ex-US) Equity Composite outperformed its benchmark by more than 4% for the quarter, ranking it in the first decile and extending its gain over the benchmark to more than 12% over 12 months and placing it the top half of its peer group over 3 years. The US Equity, US Equity Large Cap and US Equity Large/Intermediate Cap have all outperformed their respective benchmarks by nearly 25% over the last 12 months. The US Value Equity Composite ranked in the first decile for the quarter and is more than 11% ahead of its benchmark for one year and placing it the top half of its peer group over 3 years. Generally, the key equity strategies were defensive in nature with overweights in health care, pharmaceuticals, utilities and materials. We were also underweight technology, had limited exposure to consumer discretionary stocks and no exposure to property and casualty insurance, airlines, hotels and restaurants, all of which were negatively impacted by the attacks of 11 September.

     The UK Balanced strategy continued its strong relative performance by slightly beating its peer group in the quarter. Year to date the portfolio has outperformed its peer group by 8%. This superior performance is attributed to gains from an overweight policy for European fixed income and to strong stock selection in Continental Europe and the UK. Throughout the quarter holdings were increased in equities and reduced in bonds and cash as indices returned closer to our assessment of fair value. Global and US balanced portfolios also performed very well in the quarter returning approximately 4% over benchmark Over the last year our balanced strategies have added value in a range of 18-20% and provided positive absolute returns, a solid achievement for a tough environment.

     The Fixed Income markets saw mixed results in the quarter. Government bonds and asset-backed securities have performed well globally as signs of economic weakness and interest rate cuts continued. Investment grade corporates, high yield and emerging markets bonds all suffered as a result of the flight to quality after the terrorist attacks, and there was a significant move into shorter-term bonds. Our Global (ex US) Bond Composite gained 8% for the quarter, remaining slightly ahead of its benchmark for the quarter and one year periods. The US Bond Composite gained 5% in the quarter and also remains ahead of its respective benchmark. Global and US bond composites have increased their exposure to long

---------
UNAUDITED
---------
                                                            UBS Asset Management
                                                                13 November 2001

term government bonds and TIPS (Treasury Inflation Protected Securities).

Mutual funds

UBS Investment Funds showed strong relative performance across the board in the third quarter. Over 70% of the funds remain ahead of their peers for all reporting periods of one year and less. The strategy funds continued their impressive run as nearly all of these funds added excess returns over their peer group medians for the quarter. All of the strategy funds have beaten their peers for the recent one-year period. Other fund categories that achieved overall strong relative investment performance included bond funds, single country and regional funds and real estate funds.


Initiatives and achievements

Brinson Canada

On 15 August 2001, UBS Asset Management completed the acquisition of RT Capital Management Inc., now renamed Brinson Canada. The transaction closed in less than sixty days with all necessary legal and regulatory approvals achieved smoothly. The integration of the two businesses began immediately and is moving forward successfully resulting in positive feedback from both clients and employees. The acquisition has allowed Brinson Canada to market the full range of UBS Asset Management's capabilities to its clients and the broader Canadian market, producing immediate benefits in terms of new mandates won. As a result of the acquisition Brinson Canada expects to generate further substantial growth in new assets, particularly in international mandates.

ETF Launch

UBS Investment Funds is launching a series of Exchange Traded Funds (ETFs), to be listed on various European stock exchanges. ETFs are passively managed funds traded on stock exchanges at a market price that closely follows the value of the underlying index. ETFs provide investors with a highly liquid, passively managed, diversified portfolio at low cost as well as a fully transparent investment strategy combining the benefits of traditional indexed funds with the specific characteristics of a stock.

     UBS intends to list a comprehensive range of ETFs beginning with six new funds in fourth quarter 2001 and continuing over the following year. The range is expected to include ETFs offering exposure to different asset classes, regions, countries and sectors. The ETF initiative will be launched under the separate and independent "Fresco" brand with a distribution concept particularly suited to the needs of intermediaries, and will complement the existing architecture of actively managed UBS investment funds.

GAM

GAM's philosophy is to provide clients with access to great investment talent, using both in-house and external managers. Its range of services and products encompasses managed portfolios, multi-manager hedge funds, single manager hedge funds and actively managed long only funds. GAM targets high net worth private clients, intermediaries and institutions.

bien

     As client appetite for alternative capabilities has increased, GAM has taken advantage of the opportunity to capitalize on distribution opportunities in the UBS Group. GAM added an additional CHF 0.9 billion net new money from UBS clients in third quarter, increasing the total for the year to CHF 3.3 billion. Prospects for coming quarters remain good, with increased focus on alternative investments combined with continued efforts to grow our business with clients across the UBS Group.


Results

UBS Asset Management's pre-tax profit decreased slightly to CHF 55 million in third quarter 2001 from CHF 57 million in second quarter, as market declines resulted in lower performance fees and lower asset based fees.

Operating income

Operating income decreased 1% compared to the second quarter, to CHF 521 million. Institutional revenue decreased to CHF 219 million from CHF 247 million last quarter, as a result of lower performance fees, lower asset based fees and currency effects.

     Mutual fund revenue increased by CHF 22 million from second quarter, to a record level of CHF

---------
UNAUDITED
---------

UBS Asset Management
13 November 2001

302 million, principally due to the full impact of the new pricing structure introduced this year.

Operating expenses

Our cost efficiency review has resulted in a 1% drop in operating expense from second quarter, at CHF 466 million, despite continued investments into strengthening business development and distribution. Personnel expenses increased slightly to CHF 267 million, due to the inclusion of Brinson Canada, which more than offset currency effects. General and administrative expenses were CHF 5 million less than in second quarter, at CHF 125 million, driven by currency effects. Headcount increased by 87, due to the acquisition of Brinson Canada partially offset by decreased headcount in other areas.


Outlook

Although financial markets continue to present challenges, our recent investment performance has been strong on a relative basis. This has been reflected in continued net new money inflows in both institutional and mutual funds. We expect to see this trend continue as consistent strong investment performance feeds into positive client sentiment.

     Our diverse capabilities and our expanding distribution channels have positioned us well to capitalize on industry trends, including pension reform and a shift towards alternative assets. We expect to see continued success in leveraging UBS Asset Management's capabilities through new and existing businesses such as Brinson Canada, GAM and O'Connor.

---------
UNAUDITED
---------
                                                                     UBS Warburg
                                                                13 November 2001
UBS Warburg

Business Group Reporting

                                                      Quarter ended                % change from         Year-to-date
                                             ------------------------------       ---------------    ------------------
CHF million, except where indicated           30.9.01    30.6.01    30.9.00       2Q01       3Q00    30.9.01    30.9.00
-----------------------------------------------------------------------------------------------------------------------
Income(1)                                       5,018      5,723      4,413        (12)        14     16,779     14,523
Credit loss expense(2)                            (15)       (34)       (49)       (56)       (69)       (88)      (163)
-----------------------------------------------------------------------------------------------------------------------
Total operating income                          5,003      5,689      4,364        (12)        15     16,691     14,360
-----------------------------------------------------------------------------------------------------------------------
Personnel expenses                              3,271      3,693      2,256        (11)        45     10,685      7,768
General and administrative expenses               983      1,123        714        (12)        38      3,209      2,061
Depreciation                                      126        152        136        (17)        (7)       437        402
Amortization of goodwill and
other intangible assets(1)                        242        253         38         (4)       537        743        112
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                        4,622      5,221      3,144        (11)        47     15,074     10,343
-----------------------------------------------------------------------------------------------------------------------
Business Group performance before tax             381        468      1,220        (19)       (69)     1,617      4,017
-----------------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and goodwill(3)                        623        721      1,258        (14)       (50)     2,360      4,129

Additional information
Cost/income ratio (%)(4)                           92         91         71                               90         71
Cost/income ratio before goodwill(%)(3,4)          87         87         70                               85         70
-----------------------------------------------------------------------------------------------------------------------

(1) Goodwill funding costs of CHF 186 million (2Q01: CHF 203 million) and amortization of CHF 207 million (2Q01: CHF 219 million) in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of its individual business units.

(2) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(3) Excludes the amortization of goodwill and other intangible assets.

(4) Operating expenses/operating income before credit loss expense.


Attacks in the US

The terrorist attacks in New York on 11 September 2001 severely disrupted the financial community. Although we suffered little operational impact, UBS Warburg nonetheless shared in the shock and pain affecting so many, including the families of our five members of staff who lost their lives.

     Following the attacks, UBS Warburg re- mained focused on minimizing the impact on our clients, our employees, the financial markets and affected competitors. UBS Warburg and UBS PaineWebber senior management quickly became involved with city officials and other prominent members of the financial community in supporting the process that led to the restoration of operations at the NYSE, NASDAQ and the American Stock Exchange.

     UBS PaineWebber branch managers and staff contacted clients to reassure them about the safety of their investments, while other company representatives were active in the media to help assure the public of the stability of the financial markets.

     Acknowledging its own good fortune, UBS Warburg opened its offices to clients and competitors who were dislocated by the destruction of their office space and loss of employees. Firms currently sharing space at UBS Warburg include Cantor Fitzgerald, eSpeed, Weatherly Securities and Standard Chartered Bank.

     UBS PaineWebber did not experience any significant credit or margin issues with clients as a result of the market behavior following the attacks. Short term, our businesses have been affected by lower transaction volumes and lower asset values, but it remains difficult to predict the medium term effect of the terrorist attacks on retail investor behaviour. Financial advisors continue to keep in close contact with our clients. UBS's strong capitalization and high liquidity are particularly reassuring to our clients in these difficult times.

Management accounting

UBS Warburg's results include CHF 207 million of goodwill amortization and CHF 186 million of goodwill funding costs relating to the merger with PaineWebber which are recorded at the Business Group level, but are not allocated to the individual business units.

---------
UNAUDITED
---------

UBS Warburg
13 November 2001

Corporate and Institutional Clients

Business Unit Reporting

                                                    Quarter ended                  % change from        Year-to-date
                                              -----------------------------       ---------------    ------------------
CHF million, except where indicated           30.9.01    30.6.01    30.9.00       2Q01       3Q00    30.9.01    30.9.00
-----------------------------------------------------------------------------------------------------------------------
Corporate Finance                                 593        723        663        (18)       (11)     1,809      1,852
Equities                                        1,092      1,612      2,369        (32)       (54)     5,248      8,382
Fixed income and foreign exchange               1,923      1,906      1,232          1         56      5,373      3,770
Non-core business                                  68        136         50        (50)        36        237        219
-----------------------------------------------------------------------------------------------------------------------
Income                                          3,676      4,377      4,314        (16)       (15)    12,667     14,223
Credit loss expense(1)                            (12)       (28)       (48)       (57)       (75)       (75)      (161)
-----------------------------------------------------------------------------------------------------------------------
Total operating income                          3,664      4,349      4,266        (16)       (14)    12,592     14,062
-----------------------------------------------------------------------------------------------------------------------
Personnel expenses(2)                           2,021      2,323      2,193        (13)        (8)     6,733    7,555
General and administrative expenses               634        734        689        (14)        (8)     2,063      1,928
Depreciation                                       96        121        135        (21)       (29)       349        394
Amortization of goodwill and
other intangible assets                            35         34         39          3        (10)       107        110
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                        2,786      3,212      3,056        (13)        (9)     9,252      9,987
-----------------------------------------------------------------------------------------------------------------------
Business unit performance before tax              878      1,137      1,210        (23)       (27)     3,340      4,075
-----------------------------------------------------------------------------------------------------------------------
Business unit performance before
tax and goodwill(3)                               913      1,171      1,249        (22)       (27)     3,447      4,185

KPI's
Compensation ratio (%)(4)                          55         53         51                               53         53
-----------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(5)                           76         73         71                               73         70
Cost/income ratio before goodwill(%)(3,5)          75         73         70                               72         69
-----------------------------------------------------------------------------------------------------------------------
Non-performing loans/
gross loans outstanding (%)                       2.1        2.3        1.6
Impaired loans/gross loans outstanding(%)         4.7        5.4        4.5
Average VaR (10-day 99%)                          232        290        238        (20)        (3)
-----------------------------------------------------------------------------------------------------------------------
Additional information                                                            % change from
                                                                                  ---------------
As at                                         30.9.01    30.6.01    30.9.00       2Q01       3Q00
-----------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                        98        116                    (16)
Regulatory equity used (average)                9,850     10,650      9,850         (8)         0
Headcount (full time equivalents)              15,715     15,654     13,268          0         18
-----------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(2) Includes retention payments in respect of the PaineWebber acquisition. 3Q01:
CHF 12 million. 2Q01: CHF 12 million.

(3) Excludes the amortization of goodwill and other intangible assets.

(4) Personnel expenses/operating income before credit loss expense.

(5) Operating expenses / operating income before credit loss expense.


Key performance indicators

Despite robust cost control, continued weakness in key markets in third quarter 2001 led to a pre-goodwill cost/income ratio of 75%, compared to 70% in third quarter 2000. The ratio of personnel cost to income rose to 55%, from 51% in third quarter 2000. Performance related compensation is accrued quarterly, but managed on a yearly cycle. Full year compensation rates can only be determined in fourth quarter, based on the full year's financial performance.

     Although we regularly review our investment in headcount and infrastructure in line with new assessments of revenue potential, we have no significant over-capacity and do not feel the need to make any widespread cut-backs at this time. We have gained market share this year across all business areas and have real momentum in our core businesses. We intend to further improve the quality of our services, increase market share and defend our strong client franchises. As long as our cost/income and compensation ratios remain within competitive benchmarks, we will continue to tighten day-to-day running costs, rather than compromise our strategic initiatives.

---------
UNAUDITED
---------
                                                                     UBS Warburg
                                                                13 November 2001

Key performance indicators: League Table Rankings

                                                     30.9.01          30.6.01          30.9.00
                                                  -------------    -------------    -------------
                                                         Market           Market           Market
                                                  Rank  share %    Rank  share %    Rank  share %
-------------------------------------------------------------------------------------------------
Global Mergers and Acquisitions (completed)(1)       8      8.9       8    8.0         5     18.2
International Equity New Issues(2)                   2     14.1       1   14.0         9      3.7
-------------------------------------------------------------------------------------------------

(1) Source: Thomson Financial Securities.

(2) Source: Capital Data Bondware.

     Market risk utilization, as measured by average Value at Risk, was CHF 232 million, decreasing from CHF 290 million in the second quarter, in part reflecting reduced opportunities and a slightly more cautious approach to risk-taking in these difficult markets. UBS Warburg continues to carefully manage all aspects of risk, and operates well within its CHF 450 million VaR limit.

     Gross loans decreased by 11% from CHF 74 billion at the end of second quarter to CHF 66 billion at the end of third quarter. As well as the impact of exchange rate changes, UBS Warburg experienced several large repayments and exposure reductions with multinational clients.

     Impaired loans were also impacted by the exchange rates, which accounted for approximately half of the CHF 870 million decrease, with the balance of the improvement due to successful work-out efforts. The ratio of impaired loans to total gross loans has therefore reduced from 5.4% to 4.7%.

     The amount of loans  classified as  non-performing  reduced by 18% from CHF
1.7 billion at the end of second quarter to CHF 1.4 billion at the end of September, as a result of currency effects and successful work-out efforts. The non-performing loans to gross loans ratio improved from 2.3% to 2.1%.


Corporate Clients

Despite the weak market, our strategic investment in new talent continues to pay off, with data from Freeman and Co indicating that UBS has the leading European investment banking fee pool market share this year, up from 6th position in the same period last year, and is also continuing to make market share gains in the US and Asia Pacific. The US now accounts for over 55% of our Corporate Finance revenues.

     Our market share for the first 9 months of 2001 is estimated at 4.7%, a significant increase over the 3.5% estimated for full year 2000, and the largest growth in market share achieved by any significant peers.

Mergers and acquisitions

The mergers and acquisitions market continued to experience a low level of activity in the third quarter, exacerbated by the terrorist attacks in the US in September which led to the cancellation or postponement of several deals. On a year to date announced basis, a leading indicator of future completed deals and revenues, UBS Warburg was ranked 6th globally with a market share of 13.9% and 4th in Europe with a market share of 20.4%. On a completed basis, UBS Warburg was ranked 8th with a market share of 8.9% and 6th in Europe with a market share of 18.4%. Despite the reduced level of corporate activity, UBS Warburg continued to provide strategic advisory services to clients on a broad range of transactions globally, including:

- Financial advisor to Devon Energy, a top-5 US oil and gas exploration company, in its acquisition of Mitchell Energy & Development (USD 3.5 billion).

- Joint advisor to venture capital company Cinven on its sale of IPC Media, the leading consumer magazine publisher in the UK, to AOL TimeWarner (GBP
     1.15 billion).

- Sole advisor to baked goods manufacturer Earthgrains on its sale to the Sara Lee Corporation (USD 2.8 billion).

Equity underwriting

With corporate activity remaining at significantly lower levels compared to last year, issuance in the international equity markets was focused on the highest quality issuers, and on specialist secondary deals, including block trades. In year to date league table rankings, UBS Warburg was ranked 2nd in All International Equities and 2nd in International Equity-Linked, with market shares of 14.1% and 11.8% respectively.

---------
UNAUDITED
---------

UBS Warburg
13 November 2001

Major deals in third quarter 2001 included:

- Joint bookrunner on a USD 3.2 billion offering for Sprint, the leading US cellular phone company. - Joint bookrunner for the Royal Bank of Scotland on its USD 2.1 billion placing of new ordinary shares via an accelerated bookbuild.

- Joint global co-ordinator for the initial public offering of drinks company Campari, at EUR 441 million the largest on the Milan Stock Exchange so far this year.

- A JPY 60 billion block trade in Lawson Inc, a leading Japanese convenience store chain, one of the largest equity block trades ever in Japan.

- Bookrunner on an innovative USD 260 million Russian exchangeable bond for Yukos Oil, Russia's second largest oil company.

Fixed income underwriting
UBS Warburg continues to play a very active role in international fixed income markets, with a focus on profitability rather than league table rankings. Thus, despite a weak position in the primary league tables, the fixed income business continues to achieve strong results. UBS Warburg was ranked 8th year to date in All International Bonds and 7th in All Eurobonds, with market shares of 5.5% and 5.9% respectively.

     UBS Warburg has taken the top spot in the third-quarter US residential mortgage-backed securities league tables with market share of 16.5%, and is ranked 2nd on a year to date basis, with 14.3% market share. This compares with an 8th place rank in 2000 with only 5.5% share. This profitable business has been developed rapidly by combining the strong UBS Warburg fixed income franchise and balance sheet with the experience and track record of the mortgage-backed team at UBS PaineWebber. Residential mortgage-backed securities represent about 35% of the US fixed income markets, forming the largest single sector.

Institutional Clients

The third quarter generally reflects lower levels of activity from institutional clients due to the impact of the summer holiday period. This year third quarter was further subdued by concerns about the global economy and volatile markets. We had been expecting some recovery towards the end of the quarter, but the effect of the terrorist attacks in the US on 11 September on markets and investor confidence prevented this.

     Industry analysis for the first half of 2001 shows UBS Warburg continuing to gain market share in secondary equity commissions, and we are now ranked second globally in this market.

E-commerce

Over recent years, Corporate and Institutional Clients has focused on developing e-commerce capabilities as core components of its products and services, rather than as stand-alone initiatives. Each business is continually seeking to enhance products and distribution methods with one goal - delivering the whole of UBS
Warburg effortlessly and seamlessly to our clients. This quarter saw two particularly notable developments:

-    Launch of the Japanese language version of our award-winning ResearchWeb.

- Extension of the range of client connectivity in global equities, with clients now able to send electronic orders via Reuters, AutEx, Bloomberg, EzeCastle and Macgregor, as well as our own proprietary interfaces.


Results

Despite resilience in fixed income revenues and a strong quarter in foreign exchange, continued tough conditions in equity markets and the very limited amount of corporate finance and capital markets activity led to a pre-tax profit of CHF 878 million, a fall of 27% from third quarter 2000, and 23% from last quarter.

Operating income

Corporate and Institutional Clients generated revenues of CHF 3,676 million in third quarter 2001, a decrease of 16% over second quarter 2001, and a decrease of 15% over third quarter 2000. The continued deterioration in market conditions, combined with the traditionally quieter summer months were the major drivers.

     Corporate Finance revenues were down 18% on the previous quarter and 11% on the previous year, at CHF 593 million, mainly due to the continued fall in mergers and acquisitions activity, and limited issuance in the equity and equity-linked capital markets, where we had a relatively strong second quarter.

---------
UNAUDITED
---------

UBS Warburg
13 November 2001


     Equity revenues were 54% lower than in third quarter 2000, at CHF 1,092 million. Commission income remained broadly unchanged from second quarter 2001, reflecting the depth and breadth of our institutional client franchise. Trading revenues suffered as we maintained a cautious approach to risk in difficult market conditions, and were particularly affected by the lack of mergers and acquisitions activity and increased volatility.

     The Fixed Income and Foreign Exchange businesses delivered a strong performance in third quarter, up 56% from the same quarter last year to CHF 1,923 million. Foreign exchange revenues were very strong, reflecting increased volatility and trading activity in September, and we were well positioned to benefit from cuts in interest rates. Fixed income businesses continued a very strong performance relative to the same time last year, but declined slightly from second quarter 2001, reflecting lower market activity in the summer months.

Operating expenses

We retain a tight focus on costs in the light of current market conditions. Lower performance related compensation resulted in personnel expenses down CHF 172 million, or 8% from third quarter 2000, at CHF 2,021 million. This was achieved despite an 18% increase in headcount over the period, driven by the acquisition of PaineWebber.

     The cost management program initiated earlier this year has decreased general and administrative expenses by CHF 55 million compared to third quarter 2000, to CHF 634 million. Savings have been made across many areas of discretionary expenditure including professional fees, advertising and expenditure on IT equipment.

Headcount

Headcount was almost unchanged, at 15,715, an increase of just 61 since 30 June 2001, despite the seasonal intake of graduate trainees. We continue to manage headcount levels carefully across all business areas in light of the current market environment.

     UBS Warburg has been careful and conservative in its hiring over recent years, and as a result we believe that we do not have significant overcapacity for the medium term.


Outlook

The short-term environment in our key markets remains unpromising, with continued market uncertainty and weak economic prospects. Nonetheless, we are confident that as our recent strategic hiring program delivers further results, and as we sustain the momentum we have built in most European and US markets, we should continue to gain market share across all businesses.

     We remain confident that we can maintain revenue productivity and cost efficiency through difficult markets, and are well positioned to take full advantage of any market improvements.

---------
UNAUDITED
---------

UBS Warburg
13 November 2001

UBS Capital

Business Unit Reporting

                                           Quarter ended          % change from    Year-to-date
                                      --------------------------  -------------   ---------------
CHF million, except where indicated   30.9.01   30.6.01  30.9.00   2Q01    3Q0    30.9.01 30.9.00
-------------------------------------------------------------------------------------------------
Total operating income                    (81)     (294)      79     72              (621)    230
-------------------------------------------------------------------------------------------------
Personnel expenses                         25        42       23    (40)      9        88      76
General and administrative expenses         6        14       10    (57)    (40)       35      33
Depreciation                                0         1        0   (100)                1       2
Amortization of goodwill and
other intangible assets                     0         0        0                        0       2
-------------------------------------------------------------------------------------------------
Total operating expenses                   31        57       33    (46)     (6)      124     113
-------------------------------------------------------------------------------------------------
Business unit performance before tax     (112)     (351)      46     68              (745)    117
-------------------------------------------------------------------------------------------------
Business unit performance before
tax and goodwill                         (112)     (351)      46     68              (745)    119

KPI's
-------------------------------------------------------------------------------------------------
Value creation (CHF billion)             (0.3)     (0.6)             50
-------------------------------------------------------------------------------------------------
                                                                   % change from
                                                                   -------------
As at                                 30.9.01   30.6.01  30.9.00   2Q01    3Q00
-------------------------------------------------------------------------------------------------
Investment (CHF billion)(1)               4.9       5.3      4.5     (8)      9
-------------------------------------------------------------------------------------------------

Additional information
-------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)        5.4       6.1             (11)
Invested assets (CHF billion)               1         1       0
Regulatory equity used (average)          750       800     500     (6)     50
Headcount (full time equivalents)         132       132     117      0      13
-------------------------------------------------------------------------------------------------

(1)  Historic  cost  of  investments   made,  less   divestments  and  permanent
impairments.Key performance indicators

UBS Capital's investment decreased to CHF 4.9billion at the end of third quarter 2001, from CHF 5.3 billion at the end of second quarter, mainly as a result of divestments and write-downs, and a lack of new investment opportunities.

     The fair value of the portfolio at the end of September 2001 was CHF 5.4 billion, equating to unrealized gains of almost CHF 0.6 billion. Value reduction during the quarter was CHF 0.3 billion, less than the CHF 0.5 billion in the previous quarter, reflecting the lower rate of write-downs this quarter.


Results

In August, we said that we would not expect significant additional losses at UBS Capital this year, unless the environment for disposal worsened. Since second quarter, the level of write-downs in the portfolio has fallen noticeably, but further economic weakening, exacerbated by the effect of the attacks in the US, has led to a lack of corporate activity and volatile market conditions which together have severely limited opportunities for divestment or flotation of companies in the portfolio.

     UBS Capital therefore recorded a pre-tax loss of CHF 112 million in third quarter 2001, compared to a loss of CHF 351 million last quarter, and a net profit of 46 million in third quarter 2000.

     Personnel expenses of CHF 25 million were 17 million lower than last quarter and CHF 2 million higher than third quarter 2000, driven by the timing of divestments.

     General and administrative expenses were CHF 6 million, 57% lower than the second quarter and 40% lower than the equivalent period of 2000, driven mainly by the rate of disposals.

---------
UNAUDITED
---------
                                                                     UBS Warburg
                                                                13 November 2001

Outlook

In July this year, we announced the postponement of plans to spin off UBS Capital to an affiliated status given the difficult market conditions for the private equity asset class. Since then, results at UBS Capital have continued to disappoint as further deterioration of the economic climate has forced the postponement of planned divestments and led to continued degradation of value in parts of the portfolio.

     During this period we have been carefully considering the strategic future of UBS Capital. We have come to the conclusion that, consistent with our overall focus on advisory services, UBS will now concentrate on private equity asset management, and restrict the level of its direct investments as principal.

     We will give UBS private clients access to a screened selection of best-of-breed providers and will continue to advise institutional clients on third party private equity investments.

     New investments by UBS and its clients in UBS Capital funds will be limited to those sectors and regions with the strongest performance track record. Here we expect to launch attractive, targeted new funds during 2002. We will also investigate more independent governance structures for the corresponding teams within UBS Capital, to encourage third party funding alongside UBS investments. Existing co-investments by UBS clients all fall within this core segment of the portfolio.

     UBS Capital's portfolio outside these strongest performing sectors and regions will be managed down by a team of proven and experienced investment managers over a period of several years to reduce UBS exposure without unnecessary sacrifice of fair value.

     In the short-term, divestment opportunities remain highly restricted, and the future development of the portfolio will depend on the resumption of more normal levels of capital market activity, as well as the general outlook for company valuations. Absent material improvements in liquidity and corporate earnings prospects we expect results in fourth quarter this year and for 2002 to continue to show net losses.

     UBS currently has CHF 4.9 billion of private equity investments managed by UBS Capital and third parties, as well as further undrawn commitments of CHF 3.5 billion.

---------
UNAUDITED
---------

UBS Warburg
13 November 2001

Private Clients

Business Unit Reporting

                                                      Quarter ended                % change from          Year-to-date
                                              -----------------------------        -------------       --------------------
CHF million, except where indicated           30.9.01    30.6.01    30.9.00          2Q01   3Q00       30.9.01    30.9.00
---------------------------------------------------------------------------------------------------------------------------
Income                                          1,609      1,843         20           (13)               5,310         70
Credit loss expense(1)                             (3)        (6)        (1)          (50)   200           (13)        (2)
---------------------------------------------------------------------------------------------------------------------------
Total operating income                          1,606      1,837         19           (13)               5,297         68
---------------------------------------------------------------------------------------------------------------------------
Personnel expenses(2)                           1,225      1,328         40            (8)               3,864        137
General and administrative expenses               343        375         15            (9)               1,111        100
Depreciation                                       30         30          1             0                   87          6
Amortization of goodwill and
other intangible assets                             0          0         (1)                (100)            0          0
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                        1,598      1,733         55            (8)               5,062        243
---------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                8        104        (36)          (92)                 235       (175)
---------------------------------------------------------------------------------------------------------------------------
Business unit performance before
tax and goodwill(3)                                 8        104        (37)          (92)                 235       (175)

KPI's
Invested assets (CHF billion)                     705        841         30(4)        (16)
---------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(5)                   11.4        8.7        7.0(4)                            26.9      10.2(4)
Gross margin on invested assets(bps)(6)            83         91         30            (9)   177            92         36
---------------------------------------------------------------------------------------------------------------------------
Cost/income ratio(%)(7)                            99         94        275                                 95        347
Cost/income ratio before goodwill(%)(3,7)          99         94        280                                 95        347
Cost/income ratio before goodwill and
retention payments(%)(3,7)                         93         88
---------------------------------------------------------------------------------------------------------------------------
Recurring fees(8)                                 569        583                       (2)
Financial advisors (full time equivalents)      9,030      8,962                        1
---------------------------------------------------------------------------------------------------------------------------

Additional information                                                             % change from
                                                                                   -------------
As at                                         30.9.01    30.6.01    30.9.00          2Q01   3Q00
---------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                       758        910                      (17)
Regulatory equity used (average)                1,600      1,850        300           (14)   433
Headcount (full time equivalents)              20,979     21,355        341            (2)
---------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note

(2) to the Financial Statements). 2 Includes retention payments in respect of the PaineWebber acquisition. 3Q01: CHF 109 million. 2Q01: CHF 110 million.

(3) Excludes the amortization of goodwill and other intangible assets.

(4) Calculated using the former definition of assets under management.

(5) Excludes interest and dividend income.

(6) Annualized income divided by average invested assets.

(7) Operating expenses/ operating income before credit loss expense. (8) Asset based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.Key performance indicators

Net new money for the third quarter 2001 was CHF 11.4 billion, demonstrating the value our clients place on quality advice in times of significant market volatility and uncertainty.

     At the end of third quarter 2001, Private Clients had CHF 705 billion of invested assets, compared to CHF 841 billion at the end of the second quarter. This 16% decline reflected an 8% fall in market values over the period and a 10% fall in the value of the USD against the CHF, partly offset by net new money flows.

     Gross margin on invested assets decreased to 83 basis points during the quarter from 91 basis points in the second quarter, largely driven by a reduction in market activity, which was already evident in July and August, and was exacerbated in September following the terrorist attacks. Client transaction volumes fell more than 15% in third quarter compared to second quarter.

     Cost control remains a clear priority, but the cost/income ratio excluding goodwill and retention payments, at 93%, is up from 88% in second quarter, reflecting the fall in transaction activity.

---------
UNAUDITED
---------
                                                                     UBS Warburg
                                                                13 November 2001

     Recurring fees were only 2% lower than in second quarter, with the change principally due to the movement in exchange rates. In underlying USD terms, recurring fees increased slightly, reflecting the increase in invested assets between the end of March and the end of June. Fees earned on managed account products are re-calculated each quarter, based on the market value of assets at the start of the quarter.

     At the end of September 2001, UBS Paine- Webber had 9,030 financial advisors, a 1% rise since the end of the second quarter. Increasing the number of financial advisors is a key driver of client acquisition for Private Clients and we continue to invest carefully in the future growth of this business.


Initiatives and achievements

Wealth management

UBS PaineWebber continues to build on the success of its PACE and ACCESS wealth management products, the inspiration for the new products being developed by Private Banking for introduction in Europe. PACE is a non-discretionary mutual fund asset allocation product that gives clients access to a screened universe of leading mutual funds. ACCESS provides clients access to 47 different third-party and in-house investment managers, selected through a rigorous research process. Both products are priced through a fee-based structure, providing a recurring revenue stream for UBS PaineWebber and giving the client transparency and predictability of charges.

     The PACE and ACCESS programs involve a detailed client profiling process that identifies client objectives, including reward expectations, risk tolerance, liquidity requirement and investment time-frame. These objectives are then matched with customized investment solutions. During third quarter, UBS PaineWebber's investment consulting division carried out profiling of 995 clients, with average assets per client of over USD 10 million, resulting in net new money for UBS PaineWebber of USD 1,300 million. In aggregate, invested assets in PACE and ACCESS programs total USD 21.5 billion as of 30 September 2001.

Expansion of UBS PaineWebber
Online Services

UBS PaineWebber's strategy puts its financial advisors at the center of its client relationships, supported by top class electronic offerings. UBS PaineWebber Online Services allows clients to access in depth information about their accounts and transactions and provides comprehensive access to research and market information. A series of financial planning tools and calculators helps clients to explore potential investment planning strategies, and the whole package can be customized to the needs of each client. New facilities this quarter include enhanced mutual fund research for proprietary and non-proprietary funds, a new order-entry capability for these funds and the ability to view fund prospectuses online.

     Client take-up of UBS PaineWebber Online Services continues to grow, with the number of subscribers growing from 432,000 at the start of the year, to over 515,000 at the end of September, and invested assets per subscriber of almost USD 450,000. More than 30% of UBS PaineWebber client households are now registered users of UBS PaineWebber Online Services.

Corporate Employee Financial Services

UBS PaineWebber's Corporate Employee Financial Services group, which provides stock option and stock purchase programs to corporations and employees in the US, continues to expand its business, despite the difficult financial markets. The number of individual client participants has increased by 110% over the last year, to over half a million, driven by an increase in the number of participating client companies, which has grown 57%.

     An employee of a client company who wishes to exercise significant proceeds from in the money vested options administered by CEFS does so by contacting a specially trained UBS PaineWebber financial advisor. This provides an opportunity for the client to receive investment advice, and perhaps to invest some of their newly realized wealth through UBS PaineWebber. Invested assets gained in this way now exceed USD 7.5 billion.

Index of investor optimism

UBS PaineWebber's index of investor optimism rebounded in October. The index had reached a

---------
UNAUDITED
---------

UBS Warburg
13 November 2001

low of 63 in September, as investors expressed concern over the prospects for economic recovery and the performance of financial markets, but more than doubled to 130 in October. Investors now appear supportive of the US government's policies and the strong actions by the Federal Reserve to stimulate the economy following the terrorist attacks. For the first time in three years, more investors believe that the stock market is undervalued than those that think it overvalued.

     The Index of Investor Optimism is the only ongoing survey of individual investor sentiment in the United States. It surveys investors on a monthly basis to ensure that their attitudes, perceptions and concerns are represented in national debates. As a key source of information about individual investors, Index findings are regularly requested by government bodies, officials and academics, including the Federal Reserve and the White House Council of Economic Advisors.



Results

Despite tight control of costs, the effect of lower trading volumes in the summer months and the closure of US markets for four days following the terrorist attacks in the US meant that Private Clients recorded a profit of CHF 8 million for third quarter 2001, compared to CHF 104 million the previous quarter. Excluding retention payments resulting from the merger between UBS and PaineWebber, Private Clients would have recorded a profit of CHF 117 million, down 45% from CHF 214 million last quarter.

Operating income

Total revenues for the third quarter 2001 were CHF 1,606 million, a 13% decrease on the second quarter 2001. Much of this decline was attributable to the change in the USD/CHF exchange rate, combined with the closure of the US markets for 4 trading days following the terrorist attacks in the US. Excluding the currency impact, revenue was approximately 7% down on second quarter, as the seasonal summer slow-down and continued market uncertainty led to lower trading activity, and some investors moved out of equities into fixed income products.

Operating expenses

Personnel expenses fell 8% from second quarter, to CHF 1,225 million. Most of this decline reflected the change in average exchange rates, with the balance due to reduced performance related compensation.

     Control of non-personnel costs remains tight, with cutbacks in discretionary expenditure on items such as travel and entertainment and professional fees. General and administrative expenses fell 9%, to CHF 343 million, with about a third of the fall due to cost cutting initiatives and the remainder due to the change in exchange rates.

Headcount

UBS PaineWebber remains dedicated to its long-term strategy of growing its franchise through increasing its team of top quality financial advisers, but at the same time we also remain extremely focused on containing support costs. Excluding Financial Advisors, headcount fell by 4% compared to 30 June 2001, and is down 994 or 8% since the start of the year.



Outlook

Private Clients remains dedicated to its strategic aims: to grow market share among core affluent and high net worth private investors by offering superior advice and products and by continued growth in the number of financial advisors. At the same time, we are extremely alert to the need to keep costs in line with current market conditions, and continue to actively control our cost base.

     Revenues will be hurt somewhat by the fall in asset values between June and September which will lower recurring fee revenue in fourth quarter, but the main driver of profitability will remain market and investor sentiment in the US. In the short term, this will be driven very much by the progress of the international action against terrorism and the efforts of fiscal and monetary policymakers to stimulate economies. Our financial progress is closely tied to the timing of the rebound in investor confidence and the capital markets in the US.

---------
UNAUDITED
---------
                                                                Corporate Center
                                                                13 November 2001

Corporate Center

Business Group Reporting

                                                       Quarter ended               % change from          Year-to-date
                                                ----------------------------       --------------      ------------------
CHF million, except where indicated             30.9.01    30.6.01   30.9.00      2Q01       3Q00    30.9.01    30.9.00
-------------------------------------------------------------------------------------------------------------------------
Income                                               81        229        41       (65)        98        462         74
Credit loss expense/recovery(1)                     (21)       114       374                             181        995
-------------------------------------------------------------------------------------------------------------------------
Total operating income                               60        343       415       (83)       (86)       643      1,069
-------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                  123        117        99         5         24        319        389
General and administrative expenses                 121         41        96       195         26        183       274(3)
Depreciation                                        100         99        78         1         28        279        213
Amortization of goodwill and
other intangible assets                               7          9        10       (22)       (30)        21         33
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                            351        266       283        32         24        802        909
-------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax              (291)        77       132                            (159)       160
-------------------------------------------------------------------------------------------------------------------------
Business Group performance before
tax and goodwill(2)                                  (284)        86       142                            (138)       193


Additional information                                                             % change from
                                                                                   --------------
As at                                            30.9.01    30.6.01   30.9.00     2Q01       3Q00
-----------------------------------------------------------------------------------------------------------------------
Regulatory equity used (average)                  6,050      3,600     9,750        68        (38)
Headcount (full time equivalents)                 1,091      1,057       921         3        18
-----------------------------------------------------------------------------------------------------------------------

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all business units. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

(2) Excludes the amortization of goodwill and other intangible assets.

(3) General and administrative expenses have been adjusted for the additional CHF 200 million provision relating to the US Global Settlement.

Results discussion

Corporate Center recorded a pre-tax loss of CHF 291 million this quarter, compared to a pre-tax profit of CHF 132 million in third quarter 2000.

     The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss recognized in the Group financial accounts. UBS Group's credit loss expense increased from CHF 76 million in second quarter to CHF 171 million. In third quarter last year we recorded an overall write-back of credit loss provisions of CHF 142 million.

     Actual credit loss this quarter exceeded the amounts charged to the business units, resulting in a credit loss expense in Corporate Center of CHF 21 million. This was a significant turnaround from third quarter 2000 when the Group achieved an overall net recovery of credit loss expenses, leading to a recovery of CHF 374 million in Corporate Center.

     Operating income decreased CHF 355 million from the same quarter last year, reflecting the considerable decrease in credit loss recovery, which more than offset an increase in treasury revenues.

     General and administrative expenses includes the cost of the CHF 48 million guarantee for assets held by Swissair employees in internal deposit accounts.

---------
UNAUDITED
---------

Financial Statements
13 November 2001

Financial Statements


UBS Group Income Statement

                                                  Quarter ended                           % change from          Year-to-date
                                                ----------------------------------       ---------------      ------------------
CHF million, except per share data             Note    30.9.01   30.6.01   30.9.00       2Q01       3Q00      30.9.01    30.9.00
--------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                 3     13,606     13,780     12,480        (1)         9        41,951     36,559
Interest e pense                                3    (11,876)   (12,048)   (10,649)       (1)        12       (36,531)   (30,402)
--------------------------------------------------------------------------------------------------------------------------------
Net interest income                                    1,730      1,732      1,831         0         (6)        5,420      6,157
Credit loss e pense/recovery                            (171)       (76)       142       125                     (383)       225
--------------------------------------------------------------------------------------------------------------------------------
Net interest income after
credit loss e pense/recovery                           1,559      1,656      1,973        (6)       (21)        5,037      6,382
--------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                   4      4,783      5,375      3,865       (11)        24        15,247     11,700
Net trading income                              5      2,160      2,658      2,368       (19)        (9)        7,878      8,037
Other income                                    6        202        192        339         5        (40)          490        983
--------------------------------------------------------------------------------------------------------------------------------
Total operating income                                 8,704      9,881      8,545       (12)         2        28,652     27,102
--------------------------------------------------------------------------------------------------------------------------------

Operating e penses Personnel e penses           7      4,852      5,299      3,863        (8)        26        15,424     12,739
General and administrative e penses             8      1,846      1,974      1,503        (6)        23         5,697      4,677
Depreciation of property and equipment                   396        410        350        (3)        13         1,200      1,022
Amortization of goodwill and other
intangible assets                                        324        341        126        (5)       157           993        401
--------------------------------------------------------------------------------------------------------------------------------
Total operating  e penses                              7,418      8,024      5,842        (8)        27        23,314     18,839
--------------------------------------------------------------------------------------------------------------------------------
Operating  profit before ta  and minority
interests                                              1,286      1,857      2,703       (31)       (52)        5,338
Ta  e pense                                              296        384        621       (23)       (52)        1,228      1,878
--------------------------------------------------------------------------------------------------------------------------------
Net profit  before  minority  interests                  990      1,473      2,082       (33)       (52)        4,110      6,385
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                                       (87)       (88)       (7)        (1)                    (243)       (42)
--------------------------------------------------------------------------------------------------------------------------------
Net profit                                               903      1,385      2,075       (35)       (56)        3,867      6,343
--------------------------------------------------------------------------------------------------------------------------------
Basic  earnings  per share  (CHF)(1)            9       0.72       1.10       1.72       (35)       (58)         3.05       5.35
Basic earnings per share before
goodwill (CHF)(1),(2)                           9       0.97       1.37       1.82       (29)       (47)         3.83
5.69 Diluted  earnings  per share  (CHF)(1)     9       0.65       1.06       1.70       (39)       (62)         2.82       5.29
Diluted earnings per share before
goodwill  (CHF)(1),(2)                          9       0.90       1.33       1.80       (32)       (50)         3.59       5.63
------------------------------------------------------------------------------------------------------------------------------
(1) All share and earnings per share  figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

(2) Excludes the amortization of goodwill and other intangible assets.

---------
UNAUDITED
---------
                                                            Financial Statements
                                                                13 November 2001


UBS Group Balance sheet

                                                                                                % change from
CHF million                                       30.9.01          30.6.01        31.12.00(1)        31.12.00
-------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                7,522            2,832            2,979              153
Due from banks                                     25,910           26,089           29,147              (11)
Cash collateral on securities borrowed            131,904          172,949          177,857              (26)
Reverse repurchase agreements                     229,501          241,496          193,801               18
Trading portfolio assets                          235,202          280,000          256,140               (8)
Positive replacement values                        76,630           53,260           57,875               32
Loans, net of allowance for credit losses         234,520          250,031          244,842               (4)
Financial investments                              44,372           55,008           20,567              116
Securities pledged as collateral(2)                 105,061           98,946           59,448               77
Accrued income and prepaid expenses                 6,891            8,169            7,062               (2)
Investments in associates                             686              675              880              (22)
Property and equipment                              8,410            8,793            8,910               (6)
Goodwill and other intangible assets               18,742           20,772           19,537               (4)
Other assets                                       10,248           13,472            8,507               20
-------------------------------------------------------------------------------------------------------------
Total assets                                    1,135,599        1,232,492        1,087,552                4
-------------------------------------------------------------------------------------------------------------
Total subordinated assets                             315              394              475              (34)
-------------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                      105,169          102,474           82,240               28
Cash collateral on securities lent                 24,145           31,832           23,418                3
Repurchase agreements                             275,306          327,758          295,513               (7)
Trading portfolio liabilities                      87,548          101,181           82,632                6
Negative replacement values                        82,564           66,946           75,923                9
Due to customers                                  339,257          347,534          310,679                9
Accrued expenses and deferred income               15,466           15,351           21,038              (26)
Debt issued                                       141,067          169,139          129,635                9
Other liabilities                                  17,192           21,497           18,756               (8)
-------------------------------------------------------------------------------------------------------------
Total liabilities                               1,087,714        1,183,712        1,039,834                5
-------------------------------------------------------------------------------------------------------------
Minority interests                                  4,028            4,587            2,885               40
-------------------------------------------------------------------------------------------------------------
Shareholders' equity
Share capital                                       3,587            4,452            4,444              (19)
Share premium account                              14,510           18,216           20,885              (31)
Gains/losses not recognized
in the income statement                              (350)              12             (687)             (49)
Retained earnings                                  27,997           27,094           24,191               16
Treasury shares                                    (1,887)          (5,581)          (4,000)             (53)
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity                         43,857           44,193           44,833               (2)
-------------------------------------------------------------------------------------------------------------
Total liabilities, minority interests and
shareholders' equity                            1,135,599        1,232,492        1,087,552                4
-------------------------------------------------------------------------------------------------------------
Total subordinated liabilities                     14,922           15,720           14,508                3
-------------------------------------------------------------------------------------------------------------

(1) Changes have been made to prior year to conform to the current presentation (see Note 1: Basis of Accounting).

(2) Represents securities owned by UBS which have been pledged pursuant to collateralized lending or borrowing arrangements and which can be repledged by the counterparties.

---------
UNAUDITED
---------

Financial Statements
13 November 2001


UBS Group Statement of Changes in Equity

CHF million
For the nine-month period ended                            30.9.01      30.9.00
--------------------------------------------------------------------------------
Issued and paid up share capital
Balance at the beginning of the period                       4,444        4,309
Issue of share capital                                          10            8
Capital repayment by par value reduction                      (683)
Cancellation of second trading line
treasury shares (2000 Program)                                (184)
--------------------------------------------------------------------------------
Balance at the end of the period(1)                          3,587        4,317
--------------------------------------------------------------------------------
Share premium
Balance at the beginning of the period                      20,885       14,437
Premium on shares issued and warrants exercised                 58           74
Net premium/(discount) on treasury share and
own equity derivative activity                                (115)        (384)
Settlement of own shares to be delivered                    (2,502)
Cancellation of second trading line treasury
shares (2000 Program)                                       (3,816)
--------------------------------------------------------------------------------
Balance at the end of the period                            14,510       14,127
--------------------------------------------------------------------------------
Gains/losses not recognized
in the income statement
Balance at the beginning of the period
(Foreign currency translation)                                (687)        (442)
Change in accounting policy2                                 1,197
Movements during the period for:
- Foreign currency translation                                 (33)        (268)
- Net change in unrealized gains and losses on
  available for sale investments, net of taxes                (605)
- Net change in fair value of derivative instruments
  designated as cash flow hedges, net of taxes                (222)
--------------------------------------------------------------------------------
Balance at the end of the period                              (350)        (710)
--------------------------------------------------------------------------------
Retained earnings
Balance at the beginning of the period                      24,191       20,327
Change in accounting policy(2)                                 (61)
Balance at the beginning of the period (restated)           24,130       20,327
Net profit for the period                                    3,867        6,343
Dividends paid                                                   0       (2,165)
--------------------------------------------------------------------------------
Balance at the end of the period                            27,997       24,505
--------------------------------------------------------------------------------
Treasury shares, at cost
Balance at the beginning of the period                      (4,000)      (8,023)
Acquisitions                                                (9,235)     (11,161)
Disposals                                                    7,348       13,873
Cancellation of second trading line treasury shares
(2000 Program)                                               4,000
--------------------------------------------------------------------------------
Balance at the end of the period                            (1,887)      (5,311)
--------------------------------------------------------------------------------

Total shareholders' equity                                  43,857       36,928
--------------------------------------------------------------------------------

(1) Comprising 1,281,052,743 ordinary shares as at 30 September 2001 and 1,295,092,887 ordinary shares as at 30 September 2000.

(2) Opening  adjustments  have been made to reflect the  adoption of IAS 39 (see
Note 1: Basis of Accounting).

At 30 September 2001 a maximum of 13,725,905 new shares are issuable against the exercise of options from former PaineWebber employee option plans. Out of the 25,028,301 treasury shares 17,549,356 shares (with a value of CHF 1,376 million) were held as a result of repurchases under the 2001 second trading line and will be cancelled following the Annual General Meeting in April 2002.

---------
UNAUDITED
---------
                                                            Financial Statements
                                                                13 November 2001


UBS Group Statement of Cash Flows

CHF million

For the nine-month period ended                          30.9.01      30.9.00
--------------------------------------------------------------------------------
Cash flow from/(used in) operating activities
Net profit                                                 3,867         6,343
Adjustments to reconcile to cash flow
   from/(used in) operating activities
Non-cash items included in net profit and
other adjustments:
     Depreciation of property and equipment                1,200         1,022
     Amortization of goodwill and other
     intangible assets                                       993           401
     Provision for credit losses                             383          (225)
     Equity in income of associates                          (65)          (70)
     Deferred tax expense                                     52           238
     Net loss/(gain) from investing activities               298          (472)
   Net (increase)/decrease in operating assets:
     Net due from/to banks                                24,864        19,940
     Reverse repurchase agreements, cash
     collateral on securities borrowed                    10,253       (81,477)
     Trading portfolio including net replacement
     values and securities pledged as collateral         (32,098)      (19,574)
     Loans due to/from customers                          40,364         1,996
     Accrued income, prepaid expenses and other assets      (311)          844
   Net increase/(decrease) in operating liabilities:
     Repurchase agreements, cash collateral on securities
     lent                                                (19,480)       67,728
     Accrued expenses and other liabilities               (5,588)        7,988
Income taxes paid                                         (1,619)         (840)
--------------------------------------------------------------------------------
Net cash flow from/(used in) operating activities       23,113         3,842

Cash flow from/(used in) investing activities
Investments in subsidiaries and associates                  (415)         (603)
Disposal of subsidiaries and associates                       95           377
Purchase of property and equipment                        (1,254)         (741)
Disposal of property and equipment                           282           190
Net (investment)/divestment in financial investments      (6,510)       (2,623)
--------------------------------------------------------------------------------

Net cash flow from/(used in) investing activities         (7,802)       (3,400)

Cash flow from/(used in) financing activities
Net money market paper issued                             12,064           872
Net movements in treasury shares and treasury
   share contract activity                                (4,446)        2,402
Capital issuance                                              10             8
Capital repayment by par value reduction                    (683)            0
Dividends paid                                                 0        (2,165)
Issuance of long-term debt                                12,345        10,376
Repayment of long-term debt                              (14,849)      (16,150)
Issuance of minority interests                             1,285             0
Repayment of minority interests                             (303)          (20)
--------------------------------------------------------------------------------
Net cash flow from/(used in) financing activities          5,423        (4,677)
Effects of exchange rate differences                        (610)         (266)
--------------------------------------------------------------------------------
Net increase/(decrease) in cash equivalents               20,124        (4,501)
Cash and cash equivalents, beginning of period            93,370       102,277
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period                 113,494        97,776
--------------------------------------------------------------------------------
Cash and cash equivalents comprise:
Cash and balances with central banks                       7,522         2,417
Money market paper                                        83,337        71,978
Due from banks maturing in less than three months         22,635        23,381
--------------------------------------------------------------------------------
Total                                                    113,494        97,776
--------------------------------------------------------------------------------

---------
UNAUDITED
---------

Notes to the
Financial Statements
13 November 2001


Notes to the Financial Statements

Note 1 Basis of Accounting

UBS AG's ("UBS" or "the Group") consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS"). These interim financial statements are presented in accordance with IAS 34 "Interim Financial Statements".

     On 3 November 2000, UBS completed its acquisition of PaineWebber Group, Inc. ("Paine- Webber"). The transaction was accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. The results of operations of PaineWebber are included in the consolidated results beginning on 3 November 2000, the date of acquisition.

     The segment reporting for 2001, as well as all prior periods presented, reflect the changes in business unit structure implemented during the first quarter 2001. At the Annual General Meeting of shareholders held on 26 April 2001, a three-for-one share split was approved, effective on 16 July 2001. Accordingly, share and per share figures have been adjusted to retroactively reflect the share split.

     In preparing the consolidated interim financial statements, the same accounting policies and methods of computation are followed as in the consolidated financial statements at 31 December 2000 and for the year then ended, with the exception of the following significant changes in accounting policies:

IAS 39 Financial instruments: Recognition and measurement

The Group adopted IAS 39 prospectively as at 1 January 2001. The Standard provides comprehensive guidance on accounting for financial instruments, as described in Note 1 in our Financial Report 2000.

     The Group decided to record unrealized gains and losses arising from changes in the fair value of available for sale financial assets directly in equity until such an asset is disposed of or until a financial asset is determined to be impaired.


     The Group's derivative transactions relate mainly to sales and trading activities. In addition, the Group uses derivatives as part of its asset and liability management activities to manage exposures to interest rate risks and foreign currency risks. The Group manages its exposure to interest rate and foreign currency risks through the use of derivative instruments including interest rate and currency swaps, futures, forwards and purchased option positions such as interest rate caps, floors, and collars. The Group applies hedge accounting when it meets the specified criteria to obtain hedge accounting treatment according to IAS 39. When entering into hedge transactions, the Group strives for designing hedges in a way which results in no or only minimal ineffectiveness, thus avoiding possible volatility in the income statement.

     As a result of the adoption of IAS 39, the following adjustments or changes in classification occurred:

     Gains/losses not recognized in the income statement is a new component of Shareholders' equity as at 1 January 2001. It includes unrealized gains and losses on available for sale financial investments and on derivatives designated as cash flow hedges as well as Foreign currency translation. The opening adjustment to equity, net of taxes, of CHF 1,197 million as at 1 January 2001 consisted of unrealized gains and losses on financial assets recorded as available for sale of CHF 1,769 million (CHF 1,577 million net of taxes), and derivatives designated as cash flow hedges of CHF (506) million (CHF (380) million net of taxes).

     Financial investments available for sale were previously carried at the lower of cost or market value and private equity investments were carried at cost less write-downs for impairments in value. Reductions of the carrying amount of financial investments available for sale and private equity investments and reversals of such reductions as well as gains and losses on disposal were included in Other income. As at 1 January 2001 these financial investments are now classified as available for sale investments and carried at fair value. Changes in fair value are booked to Gains/losses not recognized in the income statement until these investments are disposed of. At the time an available for sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in equity is included in net profit or loss for the period.

     The opening adjustment to Retained earnings of total CHF 61 million as at 1 January 2001 consisted of CHF 19 million reflecting the impact of adopting the new hedge accounting rules and CHF 42 million reflecting the impact of remeas-

---------
UNAUDITED
---------
                                                                    Notes to the
                                                            Financial Statements
                                                                13 November 2001



uring assets to either amortized cost or fair value as required under the Standard.

     Trading portfolio assets or Financial investments which are pledged under agreements permitting the transferee to repledge or resell such collateral are now disclosed separately as Securities pledged as collateral, reducing Trading portfolio assets or Financial investments by the same amount. As at 1 January 2001 Trading portfolio assets have been reduced by CHF 59,448 million in order to reclassify this amount to Securities pledged as collateral.

     Properties formerly bank-occupied or leased to third parties under an operating lease, which the Group has decided to dispose of, are defined as Properties held for resale. Properties which the Group received in satisfaction of a secured loan and which it does not intend to occupy or use are defined as Foreclosed properties. Both kind of properties can no longer be classified as Financial investments. As at 1 January 2001 Properties held for resale in the amount of CHF 380 million and Foreclosed properties in the amount of CHF 604 million were reclassified from Financial investments to Other assets.

Money market paper and Money market paper issued

In order to improve comparability with competitors, Money market paper held for trading is now disclosed within Trading portfolio assets and Money market paper held as available for sale is now disclosed within Financial investments. Money market paper issued is disclosed within Debt issued. Interest income on Money market paper held as available for sale is disclosed as Interest and dividend income from financial investments, previously reported within Interest income other. These changes became effective as at 1 January 2001 and all prior periods presented have been reclassified.

     The reclassification of Money market paper in the amount of CHF 66,454 million as at 31 December 2000 resulted in an increase of Trading portfolio assets by CHF 62,292 million and Financial investments by CHF 4,162 million for the year ended 31 December 2000. Money market paper issued in the amount of CHF 74,780 million as at 31 December 2000 was reclassified to Debt issued.

Other information

From time to time, the UBS Group sponsors the formation of companies which may or may not be directly or indirectly owned subsidiaries for the purpose of asset securitization transactions. These companies may acquire assets directly or indirectly from UBS or its affiliates. These companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its affiliates or subsidiaries.

---------
UNAUDITED
---------

Notes to the
Financial Statements
13 November 2001



Note 2 Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length. The segment reporting for all periods presented reflects the changes in business unit structure implemented 1 January 2001.

For the nine months ended 30 September 2001

                                             UBS    UBS Asset         UBS    Corporate         UBS
CHF million                          Switzerland   Management     Warburg       Center       Group
---------------------------------------------------------------------------------------------------
Income                                    10,227        1,567      16,779          462      29,035
Credit loss expense(1)                      (476)           0         (88)         181        (383)
---------------------------------------------------------------------------------------------------
Total operating income                     9,751        1,567      16,691          643      28,652
---------------------------------------------------------------------------------------------------
Personnel expenses                         3,639          781      10,685          319      15,424
General and administrative
expenses                                   1,911          394       3,209          183       5,697
Depreciation                                 454           30         437          279       1,200
Amortization of goodwill and
other intangible assets                       31          198         743           21         993
---------------------------------------------------------------------------------------------------
Total operating expenses                   6,035        1,403      15,074          802      23,314
---------------------------------------------------------------------------------------------------
Business Group performance
before tax                                 3,716          164       1,617         (159)      5,338
Tax expense                                                                                  1,228
---------------------------------------------------------------------------------------------------
Net profit before minority interests                                                         4,110
Minority interests                                                                            (243)
---------------------------------------------------------------------------------------------------
Net profit                                                                                   3,867
---------------------------------------------------------------------------------------------------

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 383 million for the nine-month period ended 30 September 2001 is as follows: UBS Switzerland CHF 35 million and UBS Warburg CHF 348 million.


For the nine months ended 30 September 2000

                                              UBS      UBS Asset           UBS      Corporate            UBS
CHF million                           Switzerland     Management       Warburg         Center          Group
------------------------------------------------------------------------------------------------------------
Income                                     10,815          1,465        14,523             74         26,877
Credit loss recovery(1)                      (607)             0          (163)           995            225
------------------------------------------------------------------------------------------------------------
Total operating income                     10,208          1,465        14,360          1,069         27,102
------------------------------------------------------------------------------------------------------------
Personnel expenses                          3,936            646         7,768            389         12,739
General and administrative expenses         1,841            301         2,061            474          4,677
Depreciation                                  373             34           402            213          1,022
Amortization of goodwill and
other intangible assets                        58            198           112             33            401
------------------------------------------------------------------------------------------------------------
Total operating expenses                    6,208          1,179        10,343          1,109         18,839
------------------------------------------------------------------------------------------------------------
Business Group performance before tax       4,000            286         4,017            (40)         8,263
Tax expense                                                                                            1,878
------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                   6,385
Minority interests                                                                                       (42)
------------------------------------------------------------------------------------------------------------
Net profit                                                                                             6,343

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss recovery for financial reporting purposes of CHF 225 million for the nine-month period ended 30 September 2000 is as follows: UBS Switzerland CHF 543 million recovery, UBS Warburg CHF 318 million expense.

---------
UNAUDITED
---------
                                                                    Notes to the
                                                            Financial Statements
                                                                13 November 2001


Note 3 Net Interest Income

                                                    Quarter ended              % change from           Year-to-date
                                           -----------------------------      ----------------      ------------------
CHF million                                30.9.01    30.6.01    30.9.00      2Q01        3Q00      30.9.01    30.9.00
----------------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances(1)    4,744      4,119      5,446         15         (13)     13,845     14,729
Interest earned on securities borrowed
and reverse repurchase agreements           4,514      5,011      4,396        (10)          3      14,739     13,415
Interest and dividend income
from financial investments(2)                  54        179         84        (70)        (36)        379        285
Interest and dividend income from
trading portfolio                           4,294      4,471      2,554         (4)         68      12,988      8,130
----------------------------------------------------------------------------------------------------------------------
Total                                      13,606     13,780     12,480         (1)          9      41,951     36,559
----------------------------------------------------------------------------------------------------------------------

Interest expense
Interest on amounts
due to banks and customers                  4,290      3,972      4,107          8           4      12,287     10,790
Interest on securities lent and
repurchase agreement                        3,834      3,383      3,533         13           9      11,415     10,240
Interest and dividend expense
from trading portfolio                      1,939      2,358      1,136        (18)         71       6,307      3,860
Interest on debt issued                     1,813      2,335      1,873        (22)         (3)      6,522      5,512
----------------------------------------------------------------------------------------------------------------------
Total                                      11,876     12,048     10,649         (1)         12      36,531     30,402
----------------------------------------------------------------------------------------------------------------------

Net interest income                         1,730      1,732      1,831          0          (6)      5,420      6,157
---------------------------------------------------------------------------------------------------------------------

(1) Includes interest income from finance leasing and other interest income. 2000 figures have been restated accordingly.

(2) Includes interest income from money market paper available for sale which was previously disclosed as other interest income. 2000 figures have been restated accordingly.


Note  4  Net  Fee  and Commission Income

                                                        Quarter ended            % change from          Year-to-date
                                                 ---------------------------    ----------------     -----------------
CHF million                                      30.9.01   30.6.01   30.9.00     2Q01       3Q00     30.9.01   30.9.00
----------------------------------------------------------------------------------------------------------------------
Security trading and investment activity fees
Underwriting fees                                   523       687       364       (24)        44      1,548       954
Corporate finance fees                              314       354       403       (11)       (22)       959     1,164
Brokerage fees                                    1,477     1,636     1,261       (10)        17      4,927     4,240
Investment fund fees                              1,039     1,104       641        (6)        62      3,184     2,001
Fiduciary fees                                       89        92        86        (3)         3        269       261
Custodian fees                                      332       351       349        (5)        (5)     1,015     1,075
Portfolio and other management and
advisory fees                                     1,079     1,296       890       (17)        21      3,587     2,521
Insurance-related and other fees                    121       162        15       (25)       707        412        44
----------------------------------------------------------------------------------------------------------------------
Total                                             4,974     5,682     4,009       (12)        24     15,901    12,260
----------------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions                  69        80        69       (14)         0        235       214

Commission income from other services               232       225       176         3         32        716       567
Total fee and commission income                   5,275     5,987     4,254       (12)        24     16,852    13,041
----------------------------------------------------------------------------------------------------------------------
Brokerage fees paid                                 299       339       244       (12)        23        947       826
Other                                               193       273       145       (29)        33        658       515
----------------------------------------------------------------------------------------------------------------------
Total fee and commission expense                    492       612       389       (20)        26      1,605     1,341
----------------------------------------------------------------------------------------------------------------------

Net fee and commission income                     4,783     5,375     3,865       (11)        24     15,247    11,700
----------------------------------------------------------------------------------------------------------------------

---------
UNAUDITED
---------

Notes to the
Financial Statements
13 November 2001


Note 5 Net Trading Income

                                        Quarter ended           % change from    Year-to-date
                                  -------------------------     -------------  ----------------
CHF million                       30.9.01  30.6.01  30.9.00     2Q01     3Q00  30.9.01  30.9.00
------------------------------------------------------------------------------------------------
Foreign exchange(1)                     393      663      255      (41)      54    1,450      935
Fixed income                        1,046      736      101       42      936    2,936      744
Equities                              721    1,259    2,012      (43)     (64)   3,492    6,358
------------------------------------------------------------------------------------------------
Net trading income                  2,160    2,658    2,368      (19)      (9)   7,878    8,037
------------------------------------------------------------------------------------------------

(1) Includes other trading income such as banknotes, precious metals and commodities.


Note 6  Other Income


                                                                Quarter ended               % change from         Year-to-date
                                                        -----------------------------      ----------------    ------------------
CHF million                                             30.9.01    30.6.01    30.9.00       2Q01       3Q00    30.9.01    30.9.00

----------------------------------------------------------------------------------------------------------------------------------
Gains/Losses from disposal of
associates and subsidiaries

Net gain from disposal
  of consolidated subsidiaries                                2          0          0                                4          0
  of investments in associates                               (1)         0          0                                0         23
----------------------------------------------------------------------------------------------------------------------------------
Total                                                         1          0          0                                4         23
----------------------------------------------------------------------------------------------------------------------------------

Investments in financial assets available for sale
Net gain from
  disposal of private equity investments                     52        230        161        (77)       (68)       402        572
  disposal of other financial assets                         24        148         13        (84)        85        195         97
Impairment charges in private equity
investments and other financial assets                     (115)      (497)       (33)        77       (248)      (948)      (251)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                       (39)      (119)       141         67       (351)       418
----------------------------------------------------------------------------------------------------------------------------------
Net income from investments in property                      15         16         32         (6)       (53)        49         60
Equity in income of associates                               13         42         11        (69)        18         65         70
Other1                                                      212        253        155        (16)        37        723        412

----------------------------------------------------------------------------------------------------------------------------------
Total other income                                          202        192        339          5        (40)       490        983
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes income from properties held for disposal.

---------
UNAUDITED
---------
                                                                    Notes to the
                                                            Financial Statements
                                                                13 November 2001


Note 7 Personnel Expenses


                                                     Quarter ended               % change from          Year-to-date
                                             -----------------------------      ----------------      ------------------
CHF million                                  30.9.01    30.6.01    30.9.00      2Q01        3Q00      30.9.01    30.9.00
------------------------------------------------------------------------------------------------------------------------
Salaries and bonuses                          3,749      4,025      3,025         (7)         24      11,892     10,295
Contractors                                     172        205        184        (16)         (7)        562        519
Insurance and social contributions              245        264        217         (7)         13         794        707
Contribution to retirement benefit plans        152        156        125         (3)         22         445        363
Employee share plans                             27         29         24         (7)         13          83         65
Other personnel expenses                        507        620        288        (18)         76       1,648        790
------------------------------------------------------------------------------------------------------------------------
Total personnel expenses                      4,852      5,299      3,863         (8)         26      15,424     12,739
------------------------------------------------------------------------------------------------------------------------


Note 8  General and Administrative Expenses

                                                     Quarter ended               % change from          Year-to-date
                                             -----------------------------      ----------------      ------------------
CHF million                                  30.9.01    30.6.01    30.9.00      2Q01        3Q00      30.9.01    30.9.00
------------------------------------------------------------------------------------------------------------------------
Occupancy                                       325        340        211         (4)         54         990       685
Rent and maintenance of
 machines and equipment                         153        141        100          9          53         452       356
Telecommunications and postage                  303        314        214         (4)         42         928       626
Administration                                  229        240        165         (5)         39         669       523
Marketing and public relations                  104        130        106        (20)         (2)        419       315
Travel and entertainment                        159        205        144        (22)         10         547       436
Professional fees                               136        159        141        (14)         (4)        449       419
IT and other outsourcing                        292        344        293        (15)          0         957       857
Other                                           145        101        129         44          12         286       460
------------------------------------------------------------------------------------------------------------------------
Total general and
 administrative expenses                      1,846      1,974      1,503         (6)         23       5,697     4,677
------------------------------------------------------------------------------------------------------------------------

---------
UNAUDITED
---------

Notes to the
Financial Statements
13 November 2001


Note 9 Earnings per Share (EPS) and Outstanding Shares

                                                Quarter ended                  % change from                  Year-to-date
                                           -----------------------         ---------------------         -----------------------
CHF million                                30.9.01         30.6.01         30.9.00   2Q01   3Q00         30.9.01         30.9.00
--------------------------------------------------------------------------------------------------------------------------------

Earnings (CHF million)
Net profit                                     903           1,385           2,075   (35)   (56)           3,867           6,343
Net profit before
goodwill amortization(1)                     1,227           1,726           2,201   (29)   (44)           4,860           6,744
Net profit for diluted EPS                     832(2)        1,364(2)        2,075   (39)   (60)          3,6472           6,343
Net profit before goodwill
   amortization for diluted EPS1             1,156(2)        1,705(2)        2,201   (32)   (47)          4,6402           6,744

Weighted average shares outstanding
--------------------------------------------------------------------------------------------------------------------------------
Weighted average shares
   outstanding                       1,260,698,568   1,262,116,901   1,208,471,358     0      4    1,269,625,110   1,185,245,454
Potentially dilutive ordinary
shares resulting from outstanding
options, warrants and convertible
debt securities                         19,754,225      20,634,316      13,841,739    (4)    43       24,240,515      13,016,898
--------------------------------------------------------------------------------------------------------------------------------
Weighted average shares
outstanding for diluted EPS          1,280,452,793   1,282,751,217   1,222,313,097     0      5    1,293,865,625   1,198,262,352

Earnings per share (CHF)
--------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                     0.72            1.10            1.72   (35)   (58)            3.05            5.35
Basic EPS before goodwill
   amortization1                              0.97            1.37            1.82   (29)   (47)            3.83            5.69
Diluted EPS                                   0.65            1.06            1.70   (39)   (62)            2.82            5.29
Diluted EPS before goodwill
   amortization1                              0.90            1.33            1.80   (32)   (50)            3.59            5.63
--------------------------------------------------------------------------------------------------------------------------------

(1) Excludes amortization of goodwill and other intangible assets.

(2) Net profit has been adjusted for the dilutive impact of own equity derivative activity.


                                                                      As at                                   % change from
                                         ---------------------------------------------------------         ------------------
Period end shares outstanding                  30.9.01               30.6.01               30.9.00         2Q01          3Q00
------------------------------------------------------------------------------------------------------------------------------
Total ordinary shares issued             1,281,052,743         1,335,659,160         1,295,092,887           (4)           (1)

Second trading line treasury shares
   (2000 program)                                    0            55,265,349            55,265,349         (100)         (100)
   (2001 program)                           17,549,356             9,339,282                                 88
Other treasury shares                        7,478,945             9,479,640            19,941,873          (21)          (62)
------------------------------------------------------------------------------------------------------------------------------
Total treasury shares                       25,028,301            74,084,271            75,207,222          (66)          (67)
------------------------------------------------------------------------------------------------------------------------------
Outstanding shares                       1,256,024,442         1,261,574,889         1,219,885,665            0             3
------------------------------------------------------------------------------------------------------------------------------

All shares and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

---------
UNAUDITED
---------
                                                                    Notes to the
                                                            Financial Statements
                                                                13 November 2001


Note 10 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs.

                        Spot rate                    Average rate           Average rate
                          As at                     Quarter-to-date         Year-to-date
          --------------------------------------   ------------------- ---------------------------
          30.9.01   30.6.01   31.12.00   30.9.00   30.9.01   30.6.01   30.9.01   30.6.01   30.9.00
---------------------------------------------------------------------------------------------------
1 USD        1.62      1.80       1.64      1.73      1.66      1.77      1.71      1.73      1.67
1 EUR        1.48      1.52       1.52      1.52      1.50      1.53      1.52      1.53      1.57
1 GBP        2.38      2.53       2.44      2.53      2.44      2.52      2.46      2.47      2.58
100 JPY      1.36      1.45       1.43      1.60      1.37      1.44      1.41      1.43      1.57
---------------------------------------------------------------------------------------------------

Note 11 Post Balance Sheet Events

Since the end of September 2001, UBS has been involved, together with the Swiss Government, Swiss industry and other Swiss banks in the efforts to build a future for Switzerland's airline industry, following the financial problems at Swissair.

     As a result of this process, Crossair, the former regional airline subsidiary of Swissair, is being recapitalized and will take over many of Swissair's routes and aircraft. Crossair's new funding is broad-based, with investors including Swiss federal and cantonal governments, Swiss industry and the two largest Swiss banks, Credit Suisse Group and UBS.

     As part of this process, UBS has entered into the following financial commitments which are not reflected in the 30 September balance sheet:

a) UBS and Credit Suisse Group purchased 70.35% of the outstanding shares of Crossair from SAirLines at the closing price on 28 September 2001, with UBS receiving 51% of this stake, or 35.875% of Crossair. The total purchase consideration was CHF 258.8 million, UBS's investment being CHF 132 million.

b) UBS has committed to invest another CHF 179 million when Crossair raises new capital in December 2001. This capital raising should reduce UBS's share of Crossair's equity to approximately 10%.

c) UBS and Credit Suisse Group have together offered credit lines to flight-related companies within the Swissair Group, to the extent that they remain creditworthy. UBS's commitment is up to CHF 128 million.

d) UBS and Credit Suisse Group also agreed to provide the new airline with working capital which can be further drawn down after Crossair's December capital increase, as the relevant conditions are fulfilled. UBS's commitment is up to CHF 255 million.

e) UBS has offered to donate up to CHF 55 million to mitigate the effects of Swissair's difficulties on passengers, clients and other partners.

---------
UNAUDITED
---------

UBS Registered Shares
13 November 2001


UBS Registered Shares

The  par  value  of  each  UBS  registered   share  is  CHF  2.80.   Before  the
implementation of the par value reduction and share split on 16 July 2001, the par value of each UBS registered share was CHF 10.00.


Ticker symbols

Trading exchange              Bloomberg  Reuters    Telekurs
----------------------------------------------------------------
virt-x                        UBSN VX    UBSZn.VX   UBSN, 004
----------------------------------------------------------------
New York Stock Exchange       UBS US     UBS.N      UBS, 65
----------------------------------------------------------------
Tokyo Stock Exchange          8657 JP    UBS.T      N16631, 106
----------------------------------------------------------------


virt-x

Swiss blue chip stocks are no longer traded on the SWX Swiss exchange. All trading in members of the SMI Swiss Market Index now takes place on virt-x, although these stocks remain listed on the SWX.

virt-x, the new name for Tradepoint, is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide an efficient and cost effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.


Security identification codes

------------------------------------------------------------
ISIN                                          CH0012032030
------------------------------------------------------------
Valoren                                       1203203
------------------------------------------------------------
Cusip                                         CINS H8920M855
------------------------------------------------------------


UBS Share Price Chart vs DJ Stoxx banks







                                [GRAPH OMITTED]









Change of address

--------------------------------------------------------------------------------

UBS AG
Shareholder Services GUMV     Phone  +41 1 235 62 02
P.O. Box                      Fax    +41 1 235 31 54
CH-8098 Zurich, Switzerland   E-mail sh-shareholder-services@ubs.com
--------------------------------------------------------------------------------

---------
UNAUDITED
---------


Cautionary statement regarding forward-looking statements This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.











Imprint
Publisher: UBS AG, Stakeholder Reporting
Design and Production: UBS AG, Web Communications and Publications
Language: English; Copyright: UBS AG, Switzerland
SAP-R/3 80834E-0104;

---------
UNAUDITED
---------





















CIF-Pub-No. 013.
UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com